2018 PROXY STATEMENT

& NOTICE OF ANNUAL MEETING OF STOCKHOLDERS





BROWN-FORMAN



We enrich the experience of life by responsibly building beverage alcohol brands, in our own way, that thrive and endure for generations.



BROWN-FORMAN



June 26, 2018

DEAR BROWN-FORMAN STOCKHOLDER:

It is our pleasure to invite you to attend Brown-Forman Corporation's 2018 Annual Meeting of Stockholders, which will be held at the Brown-Forman Conference Center in Louisville, Kentucky on **Thursday, July 26, 2018**, at 9:30 A.M. (Eastern Daylight Time). Please see the Notice of Annual Meeting on the next page for more information about this location and our admission procedures.

Your vote is important to us. **We urge you to complete and return your proxy card or to vote by telephone or online as soon as possible, even if you plan to attend the Annual Meeting.**

We hope to see you on July 26. On behalf of the Board of Directors, thank you for your continued support.

Very truly yours,

Paul C. Varga,
Chairman and Chief Executive Officer

Geo. Garvin Brown IV,
Chairman of the Board of Directors



BROWN-FORMAN

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

DATE:	**Thursday, July 26, 2018**
TIME:	**9:30 A.M.** (Eastern Daylight Time)
LOCATION:	**Brown-Forman Conference Center** **850 Dixie Highway** **Louisville, Kentucky 40210**

We are holding this meeting for the following purposes:

• To elect the fourteen directors named in this Proxy Statement; and

• To transact any other business that may properly come before the Annual Meeting or any adjournment or postponement thereof.

Class A stockholders of record at the close of business on June 18, 2018, are entitled to vote at the meeting, either in person or by proxy.

There are several ways to vote. You may complete, sign, and date the enclosed proxy card and return it in the enclosed envelope, or you may vote by telephone (1-800-690-6903) or online *(www.proxyvote.com)*. Whatever method you choose, please vote in advance of the meeting to ensure that your shares will be voted as you direct. Instructions on telephone and online voting are on the proxy card enclosed with this Proxy Statement.

Louisville, Kentucky
June 26, 2018

Matthew E. Hamel

By order of the Board of Directors
Matthew E. Hamel, Secretary

ADMISSION PROCEDURES

We are committed to providing a safe, secure environment for our stockholders, employees, and guests. To that end, please observe the following procedures if you plan to attend the Annual Meeting:

• **Before the meeting**: Please register on or before July 24, 2018, by contacting Steve Cassin, our Investor Relations Manager, at (502) 774-7658 or Steve_Cassin@b-f.com.

• **When you arrive**: Brown-Forman representatives will direct you to the Founders Hall garden area, where you can check in at the registration table beginning at 8:30 A.M. (Eastern Daylight Time).

• **What to bring**: Everyone attending the Annual Meeting should bring a photo ID. If your shares are registered in the name of a bank, broker, or other holder of record, please also bring documentation of your stock ownership (such as a brokerage statement) as of June 18, 2018.

If you do not register in advance, you may still be admitted if you present a photo ID along with your proxy card, brokerage statement, or other documentation of stock ownership.

IMPORTANT NOTICE REGARDING AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JULY 26, 2018:

The Notice of Annual Meeting, Proxy Statement, and Annual Report to Stockholders (Annual Report), which includes our Annual Report on Form 10-K for fiscal 2018, are available at **www.brown-forman.com/investors/annual-report/**.

Table Of Contents

LETTER TO STOCKHOLDERS

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

2   **PROXY SUMMARY**

4   **ANNUAL MEETING INFORMATION**

7   **CORPORATE GOVERNANCE**
7   Our Board of Directors
7   Selection of Directors
8   Board Composition
10   Leadership Structure
11   Board Guidelines and Procedures
14   Best Practices
15   Our Controlling Family Stockholders

16 **ELECTION OF DIRECTORS**

21 **DIRECTOR COMPENSATION**

24 **COMPENSATION DISCUSSION AND ANALYSIS**
24   Executive Summary
26   Overview of Our Compensation Program
27   The Role of Our Compensation Committee
28   Target Compensation
29   Awards and Payouts in Fiscal 2018: Fixed and Short-Term Compensation
31   Awards and Payouts in Fiscal 2018: Long-Term Compensation
37   Other Compensation Elements
38   Compensation Policies and Practices
39   Compensation Committee Report

40 **COMPENSATION TABLES**
40   Summary Compensation
42   Grants of Plan-Based Awards
43   Outstanding Equity Awards
45   Option Exercises and Stock Vested
46   Pension Benefits
47   Non-Qualified Deferred Compensation
48   Potential Payments Upon Termination or Change in Control

51 **STOCK OWNERSHIP**

54 **PAY RATIO DISCLOSURE**

55 **AUDIT MATTERS**

58 **OTHER INFORMATION**

59 **APPENDIX A**

Proxy Summary

In this section we highlight certain information about matters discussed in this Proxy Statement. As it is only a summary, we encourage you to read the entire Proxy Statement before voting.

ANNUAL MEETING OF STOCKHOLDERS

DATE: Thursday, July 26, 2018

TIME: 9:30 A.M. (Eastern Daylight Time)

LOCATION: Brown-Forman Conference Center
850 Dixie Highway
Louisville, Kentucky 40210

PROPOSAL FOR STOCKHOLDER VOTING

Proposal	Our Board's voting recommendation	Where to find details
Election of fourteen directors	✓ FOR all nominees	Pages 16–20

PERFORMANCE AND COMPENSATION HIGHLIGHTS

We believe our executive compensation program continues to attract, motivate, reward, and retain a talented and diverse team of executives. These individuals lead our efforts to be the best brand builder in the spirits industry, and enable us to deliver superior and sustainable value for our stockholders. The incentive payouts to our executives described in this Proxy Statement reflect our performance during fiscal 2018.

The following charts compare trends in Brown-Forman's performance with respect to total shareholder return (TSR), diluted earnings per share, and underlying operating income growth with trends in the compensation of our Chief Executive Officer, Paul C. Varga. These metrics reflect exceptional long-term value generated for our stockholders, and the charts show how our compensation strategy aligns with that performance.

OUR PERFORMANCE IN FISCAL 2018:



TSR ■ Earnings Per Share
(compound annual growth rate; Class B common stock)

Underlying Operating Income[1]
(compound annual growth rate)

CEO Total Compensation[2]
(in $ millions)

(1) Reflects growth in "underlying operating income" over the past fiscal years. "Underlying operating income" is not derived in accordance with U.S. generally accepted accounting principles (GAAP). Please refer to Appendix A at the end of this Proxy Statement for additional information.

(2) Mr. Varga's total compensation includes base salary, stock appreciation rights, non-equity compensation, and all other compensation as reported in the Fiscal 2018 Summary Compensation Table on page 40. His total compensation also includes performance-adjusted restricted stock award values as reported at the end of the applicable three-year performance period. Changes in pension value are excluded.

OUR DIRECTOR NOMINEES TO THE BOARD

Class A stockholders are being asked to vote on the election of the fourteen directors named below. More details about each director's background, skills, and expertise can be found below under "Election of Directors" beginning on page 16. One new director, Tracy L. Skeans, joined the Board on March 21, 2018.

Board Nominees

Nominee Name & Occupation	Age	Director Since	Director Category	Audit	Comp	Corp Gov & Nom	Exec
Patrick Bousquet-Chavanne Former Executive Director of Customer, Marketing and M&S.com, Marks and Spencer Group PLC	60	2005	I		●	●	
Campbell P. Brown President and Managing Director of Old Forester, Brown-Forman Corporation	50	2016	B, M				
Geo. Garvin Brown IV Chairman of the Board, Brown-Forman Corporation	49	2006	B			●	C
Stuart R. Brown Managing Partner, Typha Partners, LLC	53	2015	B				
Bruce L. Byrnes Retired Vice Chairman of the Board, The Procter & Gamble Company	70	2010	I	●		●	
John D. Cook Lead Independent Director; Director Emeritus of McKinsey & Company	65	2008	I		●	C	●
Marshall B. Farrer Senior Vice President and Managing Director of Global Travel Retail, Brown-Forman Corporation	47	2016	B, M				
Laura L. Frazier Owner and Chairman, Bittners LLC	60	2016	B				
Kathleen M. Gutmann Chief Sales and Solutions Officer, United Parcel Service, Inc.	49	2017	I	●			
Augusta Brown Holland Founding Partner, Haystack Partners LLC	42	2015	B				
Michael J. Roney Retired Chief Executive Officer, Bunzl plc	64	2014	I		C		
Tracy L. Skeans Chief Transformation and People Officer, Yum! Brands, Inc.	45	2018	I	●			
Michael A. Todman Retired Vice Chairman, Whirlpool Corporation	60	2014	I	C			
Paul C. Varga Chairman and Chief Executive Officer, Brown-Forman Corporation	54	2003	M				●

B=Brown Family Director   M=Management Director   I=Independent Director   C=Chair

FISCAL 2018

20%
RETURN ON INVESTED CAPITAL[(1)]

$773MM
TOTAL DIVIDENDS

$292MM
REGULAR DIVIDENDS

$481MM
SPECIAL DIVIDENDS

(1) Return on Invested Capital is not derived in accordance with GAAP. We explain why we use this measure in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," under the heading "Non-GAAP Financial Measures," in our Annual Report on Form 10-K for fiscal 2018.

"Brown-Forman is the global leader of the Premium American Whiskey category with brands like Jack Daniel's, Woodford Reserve, and Old Forester, and we aspire to build on that position in the years ahead."

PAUL VARGA, Chairman and CEO

Annual Meeting Information

ABOUT YOUR PROXY MATERIALS

Our Board of Directors (the Board) is soliciting proxies for our upcoming Annual Meeting of Stockholders to be held on July 26, 2018 (the Annual Meeting). This means that you can vote "by proxy" at the Annual Meeting—that is, you can instruct us how you would like your shares to be voted at the meeting even if you cannot personally attend.

We are providing this Proxy Statement and accompanying materials to help you make an informed decision on the matters to be considered at the Annual Meeting. We will begin mailing this Proxy Statement and accompanying materials, and also make them available online, on or about June 26, 2018, to holders of record of our Class A and Class B common stock at the close of business on June 18, 2018, which is the "record date" for the Annual Meeting.

This Proxy Statement and our Annual Report, which includes our Form 10-K for fiscal 2018, are available at *www.brown-forman. com/investors/annual-report/.* You may request additional printed copies at any time using the contact information below.

Please let us know as soon as possible how you would like your shares voted. To do this, you may complete, sign, date, and return the enclosed proxy card or voting instruction card, or you may instruct us by telephone or online. See "Voting" below for details.

Contact Information

For information about your stock ownership or other stockholder services, please contact Steve Cassin, our Investor Relations Manager, by telephone at (502) 774-7658, by e-mail at Steve_Cassin@b-f.com, or by mail at Brown-Forman Corporation, 850 Dixie Highway, Louisville, Kentucky 40210.

Reducing Duplicate Mailings

The Securities and Exchange Commission (SEC) permits us to deliver a single Proxy Statement and Annual Report to stockholders who share the same address and last name, unless we receive contrary instructions from any stockholder in the household. Even if your household receives only one Proxy Statement and Annual Report, each stockholder will receive an individual proxy card. We implemented this "householding" process to reduce our printing costs and postage fees, and to make voting more efficient. If you would like to enroll in householding, or if your household is already enrolled but you prefer to opt out of householding for next year, please inform us using the contact information above and we will promptly fulfill your request.

ATTENDING THE ANNUAL MEETING

Although only Class A stockholders may vote at the Annual Meeting, Class A and Class B stockholders who owned their shares as of the record date are welcome to attend.

If you plan to attend, please register by July 24, 2018, by contacting Steve Cassin using the contact information above. Please bring a photo ID and, if your shares are registered in the name of a bank, broker, or other holder of record, documentation of your stock ownership as of the record date. **Please see "Admission Procedures" outlined in the Notice of Annual Meeting of Stockholders for full details.**

VOTING

Who May Vote

If you held shares of Class A common stock at the close of business on the record date, you (or your legal proxies) may vote at the Annual Meeting. At the close of business on the record date, there were 169,059,832 shares of Class A common stock outstanding and entitled to vote at the Annual Meeting. At the close of business on the record date, there were 312,092,739 shares of Class B common stock outstanding. Class B shares are not entitled to vote.

If you purchased Class A common stock after the record date, you may vote those shares only if you receive a proxy to do so from the person who held the shares on the record date. Each share of Class A common stock is entitled to one vote. If you receive more than one proxy card or voting instruction card, you should complete, sign, date, and return each one (or follow the telephone or online voting instructions) because each card represents different shares.

How to Vote

Stockholders of record. If your shares are registered directly in your name with our stock transfer agent, Computershare, you are considered the "**stockholder of record**" of those shares. If you are a stockholder of record of Class A common stock, you can give a proxy to be voted at the Annual Meeting:

 over the telephone by calling this toll-free number: 1-800-690-6903;

 online (www.proxyvote.com); or

 by completing, signing, and mailing the enclosed proxy card in the envelope provided.

Even if you plan to attend the Annual Meeting, we encourage you to submit a proxy in advance. If you are voting by telephone or online, we must receive your proxy by 11:59 P.M., Eastern Daylight Time, on Wednesday, July 25, 2018, to ensure your vote is recorded. You may override a proxy by following the applicable procedure outlined below in "Changing Your Vote."

The telephone and online voting procedures have been set up for your convenience and are designed to authenticate your identity, and to enable you to give voting instructions and confirm that those instructions are recorded properly. If you are a stockholder of record and wish to vote by telephone or online, please refer to the instructions on the enclosed proxy card.

Your proxy will authorize the individuals named on the proxy card to vote your shares in accordance with your instructions. These individuals also will have the obligation and authority to vote your shares as they see fit on any other matter properly presented for a vote at the Annual Meeting. If for any reason a director nominee is not available to serve, the individuals named as proxy holders may vote your shares at the Annual Meeting for another nominee. The proxy holders for this year's Annual Meeting are Geo. Garvin Brown IV, Paul C. Varga, and Matthew E. Hamel.

If you are a stockholder of record and you sign and return your proxy card (or give your proxy by telephone or online) without specifying how you want your shares to be voted, our proxy holders will vote your shares "FOR" the election of each of the nominees to the Board. With respect to any other matter that properly comes before the Annual Meeting, the proxy holders will vote your shares as recommended by the Board or, if no recommendation is given, using their own discretion.

"Street name" stockholders. If your shares are held in a stock brokerage account or by a bank (known as holding shares in "**street name**"), you have the right to instruct your broker or bank how to vote your shares, and the broker or bank is required to vote in accordance with your instructions. To provide those instructions by mail, please complete, sign, date, and return your voting instruction card in the accompanying postage-paid envelope. Alternatively, if the broker or bank that holds your shares offers online or telephone voting, you will receive information about how to submit your voting instructions by those methods. You may vote in person at the Annual Meeting, but only if you obtain a "legal proxy" from the broker or bank that holds your shares.

If you are a street name stockholder and you do not instruct your broker how to vote, your broker is not permitted to vote your shares on the election of directors. Under the rules of various national and regional securities and exchanges, brokers that hold your shares may generally vote on "routine" matters but cannot vote on "non-routine" matters. If your broker does not receive instructions from you on how to vote your shares on a "non-routine" matter, your broker is not permitted to vote your shares on such matters. This is known as a "broker non-vote." We do not expect any broker non-votes to occur.

Changing Your Vote

If you are a **stockholder of record**, you may change your vote by submitting another proxy by telephone or online, by mailing another properly signed proxy card bearing a later date than your original one, or by attending the Annual Meeting and casting your vote in person. You also may revoke a proxy that you previously provided by delivering timely written notice of revocation to our Secretary, Matthew E. Hamel, at Brown-Forman Corporation, 850 Dixie Highway, Louisville, Kentucky 40210, or at Secretary@b-f.com.

If you hold your shares in **street name** and you wish to change or revoke your voting instructions, please refer to the materials your broker or bank provided to you for instructions.

Quorum Requirements

Business can be conducted at the Annual Meeting only if a quorum consisting of a majority of the outstanding shares of Class A common stock is present in person or represented by proxy. Abstentions and broker non-votes, if any, will be counted as present for purposes of establishing a quorum.

Votes Needed For Approval

Proposal	Vote required to pass	Effect of abstentions and broker non-votes
Election of directors	Nominees who receive a majority of the Class A votes cast (the number of shares voted "for" the nominee exceeds the number of shares voted "against" that nominee) will be elected.	No effect.
Any other matter	Approval requires an affirmative vote of the majority of the Class A shares present (in person or represented by proxy) and entitled to vote.	Abstentions are equivalent to votes *against* the proposal. Broker non-votes will have no effect.

Dividend Reinvestment and Employee Stock Purchase Plan Shares

Shares of Class A common stock held in Brown-Forman's dividend reinvestment and employee stock purchase plans are included in your holdings and reflected on your proxy card. These shares will be voted as you direct.

ANNOUNCEMENT OF VOTING RESULTS

We intend to announce the preliminary voting results at the Annual Meeting and to issue a press release later that day. In addition, we will report the voting results by filing a Form 8-K with the SEC within four business days following the Annual Meeting.

PROXY SOLICITATION EXPENSES

Brown-Forman bears the cost of soliciting proxies. Beginning on June 26, 2018, which is the mailing date for these proxy materials, our directors, officers, and other employees may solicit proxies in person or by regular mail, email, phone, or online. These individuals will not receive additional compensation for soliciting proxies. We will reimburse banks, brokers, nominees, and other fiduciaries for their reasonable charges and expenses incurred in forwarding our proxy materials to the beneficial owners of our stock held in street name.

Corporate Governance

OUR BOARD OF DIRECTORS

Our Board is the policy-making body that is ultimately responsible for Brown-Forman's business success and ethical climate. The Board oversees the performance of our senior management team, which is responsible for leading and operating Brown-Forman's business. The Board's primary responsibilities include retention, evaluation, and succession planning for the Chief Executive Officer and the Chairman of the Board, as well as oversight of our corporate strategy, financial condition, executive compensation policies and practices, and enterprise risk management. The Board may retain independent advisors to help it perform its duties.

SELECTION OF DIRECTORS

In evaluating candidates for Board membership, the Corporate Governance and Nominating Committee seeks directors who will represent the long-term best interests of all stockholders. As articulated in our Corporate Governance Guidelines, all Brown-Forman directors should possess the highest personal and professional ethics, integrity, and values. The Board believes the best directors have the following additional qualities: good judgment, candor, civility, business courage, experience with businesses and other organizations of comparable character and comparable or larger size, and a lack of conflicts of interest. We also believe that a significant number of our directors should be independent.

The Corporate Governance and Nominating Committee and the Board consider diversity in evaluating candidates for Board membership, though neither has adopted a formal policy to that effect. The Board's goal is to maintain a well-balanced composition that combines a variety of experiences, backgrounds, skills, and perspectives to enable the Board, as a whole, to guide Brown-Forman effectively in the pursuit of its strategic objectives. In evaluating potential Board candidates, the Corporate Governance and Nominating Committee considers an individual's independence; business, professional, or public service experience; relevant industry knowledge, experience, and relationships; business judgment; financial expertise; international experience; leadership skills; age, gender, race, and other personal characteristics; time availability; and familial relation to our controlling family stockholders.

The Corporate Governance and Nominating Committee occasionally engages independent search firms to assist in identifying potential Board candidates. The Board has not adopted a formal policy regarding stockholder-nominated director candidates because the Corporate Governance and Nominating Committee believes the process it follows to identify and select Board members has been appropriate and effective. All candidates submitted by stockholders will be evaluated in the same manner as all other director candidates.

BROWN-FORMAN IS A "CONTROLLED COMPANY."

As a publicly traded, family-controlled company, Brown-Forman enjoys a rare governance opportunity in that members of our controlling stockholder family, the Brown family, participate directly on our Board. We believe this governance structure gives us a distinct competitive advantage because Brown family members bring a long-term ownership perspective to our Board. This advantage is sustained by a careful balancing of the roles of our Board, management, and our stockholders — including the Brown family.

GENDER MIX



10 directors are men — 29% Women — 4 directors are women

AGE MIX



61 and older 3 directors — Average Age 55 — 40–50 years 6 directors — 51–60 years 5 directors

TENURE ON BOARD



3 More than 10 years — Average Tenure 6 years — 5 Less than three years — 2 7–10 years — 4 3–7 years

SKILLS MIX



Current or former executive — 10
Consumer goods and retail — 7
Marketing, branding, strategy — 11
Experience at a closely-held company — 8
Industry expertise — 5
Finance and investment — 7
International experience — 8

BOARD COMPOSITION

How Our Controlled-Company Status Affects Our Board

Our Board has determined that Brown-Forman is a "controlled company" under New York Stock Exchange (NYSE) rules because more than 50% of our Class A voting stock is held by members of the Brown family.

As a controlled company, we are exempt from NYSE listing standards that require boards to have a majority of independent directors, a fully independent nominating/corporate governance committee, and a fully independent compensation committee. As a matter of good corporate governance, the Board has voluntarily chosen to have a Compensation Committee that is composed entirely of directors who meet the NYSE's heightened independence standards for compensation committee members. Our Board does not have a majority of independent directors or a fully independent nominating/corporate governance committee. We are not exempt from, and comply in full with, requirements respecting the independence and qualifications of our Audit Committee members.

Our Independent Directors

Under NYSE listing rules, a director qualifies as "independent" if the board of directors affirmatively determines the director has no material relationship with the company. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable, and familial relationships. While the focus is on independence from management, our Board considers all relevant facts and circumstances in making an independence determination. We recognize the value of having independent directors, and our Board has determined that the following seven directors are independent under NYSE standards: Patrick Bousquet-Chavanne, Bruce L. Byrnes, John D. Cook, Kathleen M. Gutmann, Michael J. Roney, Tracy L. Skeans, and Michael A. Todman.

The Board has determined that Campbell P. Brown, Geo. Garvin Brown IV, Marshall B. Farrer, and Paul C. Varga are not independent because they are, or recently have been, members of Brown-Forman management. The Board elected not to make a determination with respect to the independence of Stuart R. Brown, Laura L. Frazier, and Augusta Brown Holland.

Our Brown Family Directors

We believe it is strategically important for Brown family members to be actively engaged in the oversight of Brown-Forman. Through participation on the Board, the Brown family's long-term perspective is brought to bear, in some measure, upon each and every matter the Board considers. Brown family directors also serve as an effective link between the Board and the controlling family stockholders.

In addition, Board service allows the Brown family to actively oversee its investment in the company. Currently, the Brown family directors are Campbell P. Brown, Geo. Garvin Brown IV, Stuart R. Brown, Marshall B. Farrer, Laura L. Frazier, and Augusta Brown Holland.

Our Management Directors

We believe it is important, from a corporate governance standpoint, for management to be represented on the Board. Currently, Campbell P. Brown, Marshall B. Farrer, and Paul C. Varga serve in dual roles as Board members and Brown-Forman executives.

BROWN-FORMAN BOARD OF DIRECTORS

PATRICK BOUSQUET-CHAVANNE



Former Executive Director of Customer, Marketing and M&S.com, Marks and Spencer Group PLC

CAMPBELL P. BROWN



President and Managing Director of Old Forester, Brown-Forman Corporation

GEO. GARVIN BROWN IV



Chairman of the Board, Brown-Forman Corporation

STUART R. BROWN



Managing Partner, Typha Partners, LLC and Founding Director and President, DendriFund, Inc.

BRUCE L. BYRNES



Retired Vice Chairman of the Board, The Procter & Gamble Company

JOHN D. COOK



Lead Independent Director; Director Emeritus, McKinsey & Company

MARSHALL B. FARRER



Senior Vice President and Managing Director of Global Travel Retail, Brown-Forman Corporation

LAURA L. FRAZIER



Owner and Chairman, Bittners LLC

KATHLEEN M. GUTMANN



Chief Sales and Solutions Officer, United Parcel Service, Inc. and Senior Vice President, The UPS Store and UPS Capital

AUGUSTA BROWN HOLLAND



Founding Partner, Haystack Partners LLC

MICHAEL J. RONEY



Retired Chief Executive Officer, Bunzl plc

TRACY L. SKEANS



Chief Transformation and People Officer, Yum! Brands, Inc.

MICHAEL A. TODMAN



Retired Vice Chairman, Whirlpool Corporation

PAUL C. VARGA



Chairman and Chief Executive Officer, Brown-Forman Corporation

INDEPENDENT

BROWN FAMILY

MANAGEMENT

BROWN FAMILY & MANAGEMENT

RECENT CHANGES TO OUR BOARD

As previously disclosed, Tracy L. Skeans joined the Board on March 21, 2018, as an independent director.

LEADERSHIP STRUCTURE

Chairman of the Board

Our Board believes that the determination of whether to separate or combine the roles of Chairman of the Board and Chief Executive Officer should depend largely upon the identity of the Chief Executive Officer and the composition of the Board at the time. For this reason, the Board does not have a policy on separation of these roles, but rather evaluates the situation on a case-by-case basis. Currently, these roles are separate, although they have been combined in the past. Geo. Garvin Brown IV, a Brown family member, serves as Chairman of the Board.

Company Chairman and CEO

Paul C. Varga serves as the Chairman and Chief Executive Officer of Brown-Forman. Mr. Varga is our highest ranking executive officer and is responsible for Brown-Forman's strategy, operations, and performance.

Lead Independent Director

When a non-independent director holds the office of Chairman of the Board or Presiding Chairman of the Board, as is currently the case, the Board may select one independent director (after considering the recommendation of the Corporate Governance and Nominating Committee) to serve as Lead Independent Director. The Lead Independent Director, if any, is elected annually. John D. Cook has served in this role since 2012.

As Lead Independent Director, Mr. Cook's responsibilities are to:

- call meetings of the independent or non-management directors, when necessary or advisable;
- chair executive sessions attended solely by independent directors;
- facilitate open communications among directors and with management between Board meetings and help directors reach consensus on important matters;
- serve as liaison, when necessary or advisable, between the Chairman of the Board or Presiding Chairman of the Board and the independent and non-management directors;
- be available for consultation and direct communication upon the reasonable request of major or long-term stockholders;
- play a leadership role in contingency and succession-planning, if and as needed; and
- perform such other duties as the Board may from time to time delegate to assist the Board in fulfilling its responsibilities.

Mr. Cook chaired one executive session of non-management directors in fiscal 2018. Also, because our non-management director group includes directors who are not "independent" under NYSE listing standards, Mr. Cook called and presided over one executive session in fiscal 2018 that was attended solely by our independent directors.

Why the Board Chose this Leadership Structure

The Board has determined that this leadership structure currently serves the best interests of Brown-Forman and all of its stockholders. Having a Brown family member serve as Chairman of the Board promotes the Brown family's active oversight of, and engagement and participation in, the company and its business and reflects the fact that Brown-Forman is controlled by the Brown family. In addition, because Mr. Brown handles the responsibilities associated with the position of Chairman of the Board, Mr. Varga can concentrate on strategy and operations, while the Board still has access to his comprehensive knowledge of Brown-Forman's business. The Lead Independent Director position provides leadership to, and fosters coordination among, our independent directors, enabling them to fulfill their role of bringing outside perspectives to the Board.

BOARD GUIDELINES AND PROCEDURES

Corporate Governance Guidelines

The Board believes transparency is a hallmark of good corporate governance. To that end, the Board has adopted Corporate Governance Guidelines that provide a framework for the Board to exercise its duties. Among other things, these guidelines contain policies and requirements regarding director qualifications; director responsibilities, including the Lead Independent Director's role; meetings and attendance; committee composition and responsibilities; director compensation; and director access to management and independent advisors. The Corporate Governance Guidelines are published on our website at *www.brown-forman.com/about/corporate-governance/guidelines/*.

Board and Committee Self-Assessment

The Corporate Governance Guidelines require the Board to conduct an annual self-assessment. Each Board committee (except the Executive Committee) also annually assesses how it performed during the preceding twelve-month period. These assessment procedures vary, from requiring members to complete questionnaires that call for both quantitative responses and free-ranging comments, to having an independent third party interview each member and then synthesize themes that emerge.

Director Service on Other Public Company Boards

The Board recognizes that its members benefit from service on the boards of other companies. The Board encourages that service, with the understanding that our directors must have adequate time to devote to their work for Brown-Forman. The Corporate Governance Guidelines provide that any director who serves full-time as an officer or employee of Brown-Forman or any other entity should not serve on more than two public company boards in addition to the Brown-Forman Board, which includes the board of any public company at which a director is employed. Directors who are not employed full-time may serve on up to three public company boards in addition to the Brown-Forman Board. Directors must inform the Chairman, the Lead Independent Director, the Chair or Secretary of the Corporate Governance and Nominating Committee, or the Secretary of the Board as soon as practicable that they will be, or have been, elected to serve on an additional public company board.

The Board recognizes that service on the boards of nonprofit entities can be important and time consuming as well, and encourages directors to engage in such service as long as they continue to have the time necessary to devote to their work for Brown-Forman.

Director Service

The Board is authorized to fix the size of the Board at a number between three and seventeen members. Directors are elected each year at the Annual Meeting by a majority of the votes cast by our Class A stockholders. Once elected, a director holds office until the next Annual Meeting or until a successor is elected and qualified, unless the director first resigns, retires, or is removed. Directors are not subject to term limits but a director may not stand for re-election to the Board after reaching the age of 71. In exceptional circumstances, the Board may ask a director to remain on the Board until a given date if the director's continued service would significantly benefit Brown-Forman. Service of a director beyond the age of 71 requires a recommendation by the Corporate Governance and Nominating Committee and the approval of two-thirds of the Board (not including the director under consideration).

Board Meetings

The Board held six regular meetings and no special meetings during fiscal 2018. Absent an appropriate reason, all directors are expected to attend the Annual Meeting, all Board meetings, and all meetings of each committee on which they serve. All directors attended 75% or more of the aggregate meetings of the Board and committees on which they served during fiscal 2018. All directors then serving attended the 2017 Annual Meeting of Stockholders.

Board Committees

Our Board has four standing committees: Audit Committee, Compensation Committee, Corporate Governance and Nominating Committee, and Executive Committee. Each Board committee operates under a written charter that is posted on our website at *www.brown-forman.com/about/corporate-governance/committee-composition/*.

AUDIT COMMITTEE

Met 9 times in fiscal 2018

Committee Members:

- **Michael A. Todman (Chair)**
- Bruce L. Byrnes
- John D. Cook *(until July 2017)*
- Kathleen M. Gutmann *(since July 2017)*
- Tracy L. Skeans *(since March 2018)*

Committee Roles and Responsibilities:

The Board has delegated to the Audit Committee responsibility for overseeing Brown-Forman's financial statements; audit process; system of internal accounting and financial controls; policies and processes for assessment and management of enterprise risks; compliance with legal and regulatory requirements; and internal audit function. In addition, the Audit Committee oversees the independent auditor's qualifications, independence, and performance. The Audit Committee's responsibilities include preparing the Audit Committee Report that appears in this Proxy Statement on page 55.

Audit Committee members must satisfy director independence standards prescribed by the NYSE and mandated by the Sarbanes-Oxley Act. Each member of our Audit Committee satisfies all of these heightened independence standards. The Board has determined that each member of our Audit Committee is "financially literate" within the meaning of the NYSE rules, and that Mr. Todman is an "audit committee financial expert" under SEC rules.

COMPENSATION COMMITTEE

Met 7 times in fiscal 2018

Committee Members:

- **Michael J. Roney (Chair)**
- Patrick Bousquet-Chavanne
- John D. Cook

Committee Roles and Responsibilities:

The Compensation Committee's responsibilities include determining the compensation of the Chief Executive Officer; recommending market-competitive compensation for the Board; approving incentive compensation plan design and changes thereto for the Chief Executive Officer and other senior executive officers; assisting the Board in its oversight of risk related to compensation policies and practices; overseeing the preparation of the Compensation Discussion and Analysis section of this Proxy Statement; preparing the Compensation Committee Report that appears in this Proxy Statement on page 39; and leading the evaluation of the performance of the Chief Executive Officer.

The Compensation Committee has retained FW Cook (FWC) to provide independent advice on executive and director compensation matters. For additional information on the services provided by FWC, as well as the Compensation Committee's processes and procedures for considering and determining executive compensation, please see the Compensation Discussion and Analysis, which begins on page 24.

Each member of the Compensation Committee qualifies as an independent director under NYSE listing standards (including the heightened independence standards for compensation committee members of non-controlled companies), as a "non-employee director" under SEC rules, and as an "outside director" under regulations adopted pursuant to Section 162(m) of the Internal Revenue Code. The Board specifically considered factors relevant to the ability of these directors to be independent from management in connection with Compensation Committee service.

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

Met 6 times in fiscal 2018

Committee Members:
- **John D. Cook (Chair)**
- Patrick Bousquet-Chavanne
- Geo. Garvin Brown IV
- Bruce L. Byrnes

Committee Roles and Responsibilities:

The Corporate Governance and Nominating Committee's responsibilities include helping the Board identify, recruit, and recommend appropriate candidates to serve as directors; reviewing periodically our corporate governance principles in light of developments in corporate governance and best practices, taking into account our controlled-company status; coordinating and overseeing Chief Executive Officer succession planning; and assisting the Board with its annual self-assessment. All Corporate Governance and Nominating Committee members are independent under NYSE listing standards, except Geo. Garvin Brown IV.

EXECUTIVE COMMITTEE

Did not meet in fiscal 2018

Committee Members:
- **Geo. Garvin Brown IV (Chair)**
- John D. Cook
- Paul C. Varga

Committee Roles and Responsibilities:

The Executive Committee consists of the Chief Executive Officer, the Chairman of the Board (if separate from the Chief Executive Officer), and one or more other directors as determined by the Board from time to time. The Board can change the Executive Committee membership, fill vacancies, and dissolve the committee at any time. The Executive Committee may exercise all of the powers of the Board, subject to certain exceptions specified in our By-laws or Delaware law. However, traditionally, the Executive Committee acts only when exercising a power the Board has specifically delegated, when there is an emergency, or when the issue does not warrant the full Board's attention.

Board's Role in Risk Oversight

The Board believes its current leadership structure best enables it to fulfill its risk oversight function. Our Corporate Governance Guidelines require the Board to ensure we implement appropriate processes for managing enterprise risk, and our Board considers risk oversight an integral part of its role in the strategic planning process. The Board regularly and actively considers how strategic decisions affect Brown-Forman's risk profile.

While the Board has ultimate oversight responsibility for the risk management process, certain committees have important supplementary roles. During fiscal 2018, the Board tasked its committees to assist with the responsibilities outlined below:

AUDIT COMMITTEE
Overseeing our policies and processes on enterprise risk assessment, risk management and compliance, and overseeing our most significant financial reporting and accounting control risks and management's monitoring and management of those risks.

COMPENSATION COMMITTEE
Overseeing risks related to compensation programs, policies, and practices.

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE
Overseeing risks related to corporate governance, board composition, and succession planning for the Chief Executive Officer and the Chairman of the Board.

These committees met regularly with members of management and outside advisors, as necessary, and reported to the Board regularly on their risk oversight and mitigation activities. In addition, management's Disclosure Controls Committee and Enterprise Risk Management Committee (ERM Committee) both play an integral role in making sure that relevant risk-related information is reported to senior management and the Board as directly and quickly as possible.

Communication with Our Board

Stockholders and other interested parties may communicate with our directors, including the non-management directors or the independent directors as a group, by writing to our Secretary, Matthew E. Hamel, at 850 Dixie Highway, Louisville, Kentucky 40210, or at Secretary@b-f.com. The Secretary's office will forward written communications to the individual director or group of directors to whom they are addressed, with copies to all other directors. We generally will not forward to directors a stockholder communication that the Secretary determines to be primarily commercial in nature, relates to an improper or irrelevant topic, or requests general information about Brown-Forman.

BEST PRACTICES

Brown-Forman has long believed that good corporate governance is essential to long-term success. We continually evaluate our corporate governance practices in the context of our controlled-company status to address the changing regulatory environment, and adopt those practices that we believe are in the best interests of Brown-Forman and all of our stockholders.

Code of Conduct

The Brown-Forman Code of Conduct expresses our expectation of ethical behavior for all of our employees and directors. Our Code of Ethics for Senior Financial Officers reflects the expectation that all of our financial, accounting, reporting, and auditing activities will be conducted in strict compliance with all applicable rules and regulations and will conform to the highest ethical standards. Brown-Forman encourages its employees to speak up when aware of a potential code of conduct violation, and provides multiple channels for doing so — including anonymously. Links to the Code of Conduct, including reporting channels, and the Code of Ethics for Senior Financial Officers can be found on the Corporate Governance page of our website at *www.brown-forman.com/about/corporate-governance/*.

Disclosure Controls Committee

The Disclosure Controls Committee is composed of members of management. This committee has established controls and procedures designed to ensure that information Brown-Forman may be required to disclose is gathered and communicated to the committee and that all required disclosures are timely and accurate. The committee has implemented a financial review process that enables our Chief Executive Officer and Chief Financial Officer to certify our quarterly and annual reports, as well as procedures designed to ensure our compliance with SEC Regulation FD (Fair Disclosure).

Risk Committee

The mission of the ERM Committee, which is composed of members of management, is to ensure that all of Brown-Forman's major risks are identified and evaluated. The ERM Committee also identifies the individuals and teams that are responsible for mitigating risks and ensures that plans are in place to mitigate Brown-Forman's most significant risks. The ERM Committee reports to the Audit Committee regarding its policies and processes. In addition, the ERM Committee reports to the Board at least annually regarding the top risks facing Brown-Forman and periodically updates the Board on the mitigation plans related to those risks.

OUR CONTROLLING FAMILY STOCKHOLDERS

Brown-Forman has an engaged family stockholder base with a long-term ownership perspective. We view our status as a publicly traded, family-controlled company as a distinct competitive advantage, and we believe a strong relationship with the Brown family is essential to our growth, independence, and ability to create long-term value for all stockholders. Management interacts with Brown family members in a manner consistent with all applicable laws and regulations. We actively cultivate our relationship with the Brown family through a variety of channels, as detailed below.

Brown-Forman/Brown Family Shareholders Committee

In 2007, Geo. Garvin Brown IV and Paul C. Varga organized the Brown-Forman/Brown Family Shareholders Committee, which they continue to co-chair. This committee provides a forum for frequent, open, and constructive dialogue between Brown-Forman and its controlling family stockholders. The Brown-Forman/Brown Family Shareholders Committee engages the Brown family on topics of mutual interest such as the company and our industry, governance, ownership, and philanthropy.

Director of Family Shareholder Relations

The Director of Family Shareholder Relations, a Brown-Forman employee, works with other employees and Brown family members to develop and implement policies and practices designed to further strengthen the relationship between Brown-Forman and the Brown family.

Brown Family Member Employees

Brown-Forman employs ten Brown family members, some of whom participate on management teams that oversee strategic and operational matters. Participation in these roles enables our Brown family employees to contribute their perspectives on the important issues we confront. In addition to their management contributions, the Brown family employees play a critical role in upholding the Brown-Forman corporate culture.

Election Of Directors

This section provides information about our fourteen director nominees, including the experience, qualifications, attributes, and skills that enable them to make valuable contributions to our Board.

All of our director nominees are current directors of Brown-Forman. Each director was elected by the stockholders at our 2017 Annual Meeting except for Tracy L. Skeans, who was appointed to the Board in March 2018. Ms. Skeans was recommended for appointment to the Board by the Corporate Governance and Nominating Committee following a process conducted with the assistance of a third party executive search firm.

> The Board unanimously recommends a vote "FOR" the election of each director nominee.

Your shares will be voted *"FOR"* the election of all director nominees listed below unless you instruct the proxy holders to vote against, or to abstain from voting for, one or more nominees. If any nominee becomes unable to serve before the Annual Meeting, the proxy holders may vote for a substitute nominee if the Board designates one. As of the date of this Proxy Statement, the Board believes each nominee is prepared to serve if elected.

NOMINEES

PATRICK BOUSQUET-CHAVANNE



Director since 2005
Age 60

COMMITTEES:
- Compensation
- Corporate Governance and Nominating

CURRENT AND PAST POSITIONS

Positions at Marks and Spencer Group PLC:
- Executive Director of Customer, Marketing and M&S.com from 2016 to 2018
- Executive Director of Marketing and International from 2014 to 2016
- Executive Director of Marketing and Business Development from 2013 to 2014
- Corporate Director of Strategy and Business Development from 2012 to 2013

Positions at Yoostar Entertainment Group:
- Co-Chairman from 2010 to 2012
- President and Chief Executive Officer from 2009 to 2012

QUALIFICATIONS AND SKILLS
- Senior management and board experience at one of the world's leading manufacturers and marketers of branded consumer goods, including experience with implementing strategy, branding, licensing, distribution, digital, and international expansion
- Experience dealing with governance issues relevant to family-controlled public companies

OTHER DIRECTORSHIPS
- Marks and Spencer Group PLC from 2013 to 2018
- HSNi Corporation from 2008 to 2013

CAMPBELL P. BROWN



Director since 2016
Age 50

CURRENT AND PAST POSITIONS

Positions with Brown-Forman and affiliates:
- President and Managing Director of Old Forester, our founding bourbon brand, since 2015
- Led the wine and spirits portfolio in Canada and the Midwest region of the U.S.
- Served in the emerging markets of India, the Philippines, and Turkey
- Various other positions over a 24-year career
- Founding member of Brown-Forman/Brown Family Shareholders Committee since 2007

QUALIFICATIONS AND SKILLS
- Business and industry experience gained by serving in operational, management, and executive positions within Brown-Forman
- Deep knowledge of family corporate governance
- Perspective as a fifth generation Brown family stockholder
- A history of service on the Brown-Forman/Brown Family Shareholders Committee, which demonstrates his ability to represent the long-term interests of shareholders

OTHER DIRECTORSHIPS
- Republic Bank and Trust Company since 2008

GEO. GARVIN BROWN IV



Director since 2006
Age 49

COMMITTEES:
- Corporate Governance and Nominating
- Executive **(Chair)**

CURRENT AND PAST POSITIONS

Positions with Brown-Forman and affiliates:
- Chairman of the Board since 2007
- Executive Vice President from 2011 to 2015
- Senior Vice President and Managing Director of Western Europe and Africa from 2009 to 2011
- Vice President and Jack Daniel's Brand Director in Europe and Africa from 2004 to 2008
- Director of the Office of the Chairman and Chief Executive Officer from 2002 to 2004
- Founding member and Co-Chairman of Brown-Forman/Brown Family Shareholders Committee since 2007

QUALIFICATIONS AND SKILLS

- Business and industry experience gained by serving in operational, management, and executive positions within Brown-Forman
- Deep knowledge of family corporate governance
- Perspective as a fifth generation Brown family stockholder
- A history of service on the Brown-Forman/Brown Family Shareholders Committee, which demonstrates his ability to represent the long-term interests of shareholders

STUART R. BROWN



Director since 2015
Age 53

CURRENT AND PAST POSITIONS

- **Typha Partners, LLC** (an early-stage private equity investment company), Managing Partner since 2010
- **DendriFund, Inc.** (a private, non-operating foundation focused on natural resource sustainability, seeded by Brown-Forman), Founding Director and President since 2011
- **Between the Covers Bookstore,** Owner from 1998 to 2010

Positions with Brown-Forman and affiliates:
- Sales and Marketing Management from 1995 to 1998
- Founding member of Brown-Forman/Brown Family Shareholders Committee since 2007

QUALIFICATIONS AND SKILLS

- Extensive experience in family governance, entrepreneurial management, finance, and board leadership
- Perspective as a fifth generation Brown family stockholder
- A history of service on the Brown-Forman/Brown Family Shareholders Committee, which demonstrates his ability to represent the long-term interests of shareholders

BRUCE L. BYRNES



Director since 2010
Age 70

COMMITTEES:
- Audit
- Corporate Governance and Nominating

CURRENT AND PAST POSITIONS

Positions with The Procter & Gamble Company:
Vice Chairman of the Board from 2002 to 2008
Vice Chairman of Global Brand Building Training from 2007 to 2008
Vice Chairman of Global Household Care Division from 2004 to 2007

QUALIFICATIONS AND SKILLS

- Executive leadership of a global consumer goods company
- Expertise in brand building, brand management, and finance
- Experience with international marketing and operations and corporate strategy

OTHER DIRECTORSHIPS

- Boston Scientific Corporation from 2009 to 2015
- Diebold, Incorporated from 2010 to 2015
- Cincinnati Bell, Inc. from 2003 to 2013

JOHN D. COOK



Director since 2008; Lead Independent Director since 2012

Age 65

COMMITTEES:
- Compensation
- Corporate Governance and Nominating **(Chair)**
- Executive

CURRENT AND PAST POSITIONS

Positions with McKinsey & Company:
- Director Emeritus
- Director from 2003 to 2008

QUALIFICATIONS AND SKILLS
- Skills gained during an over 40-year career advising and managing consumer products companies and creating shareholder value
- Leadership and senior management experience
- Financial and international expertise
- Marketing skills
- Experience with strategic acquisitions and integrations

OTHER DIRECTORSHIPS
- Winona Capital Management since 2007

MARSHALL B. FARRER



Director since 2016

Age 47

CURRENT AND PAST POSITIONS

Positions with Brown-Forman and affiliates:
- Senior Vice President, Managing Director of Global Travel Retail, which includes Duty Free, Military, Cruise, and Transportation sales globally since 2015
- Led the global Jack Daniel's Tennessee Honey brand team from 2014 to 2015
- Managing director of the Australia/Pacific region from 2010 to 2014
- Led the Latin America & Caribbean region from 2006 to 2009
- Various other positions over a 20-year career
- Founding member of Brown-Forman/Brown Family Shareholders Committee since 2007
- Member of the Brown-Forman Management Executive Committee from 2007 to 2009

QUALIFICATIONS AND SKILLS
- Business and industry experience gained from serving in operational, management, and executive positions within Brown-Forman and industry
- Deep knowledge of family corporate governance
- Perspective as a fifth generation Brown family stockholder
- A history of service on the Brown-Forman Management Executive Committee and Brown-Forman/Brown Family Shareholders Committee, which demonstrates his ability to represent the long-term interests of shareholders

LAURA L. FRAZIER



Director since 2016

Age 60

CURRENT AND PAST POSITIONS

Bittners LLC (a more than 160-year-old interior and commercial design firm), Owner, Chairman, and past CEO

Positions with Brown-Forman and affiliates:
- Member of the board of directors of Lenox, Inc., a former subsidiary, from 1999 to 2005
- Founding member of Brown-Forman/Brown Family Shareholders Committee since 2007

QUALIFICATIONS AND SKILLS
- Executive leadership and entrepreneurial management skills
- Perspective as a fifth generation Brown family stockholder
- A history of service on the Brown-Forman/Brown Family Shareholders Committee, which demonstrates her ability to represent the long-term interests of shareholders

KATHLEEN M. GUTMANN



Director since 2017
Age 49

COMMITTEES:
- Audit

CURRENT AND PAST POSITIONS

Positions with United Parcel Service
- Chief Sales and Solutions Officer and Senior Vice President of The UPS Store and UPS Capital since 2015
- Senior Vice President of Worldwide Sales and Solutions from 2014 to 2015
- President of Worldwide Sales from 2011 to 2014

QUALIFICATIONS AND SKILLS

- Extensive senior management and executive leadership experience
- Experience directing long-term strategy as a member of the UPS Management Committee
- Oversight of P&L for UPS Capital (a UPS subsidiary that provides supply chain, financial, insurance, and payment solutions) and The UPS Store (a franchise system of retail shipping, mailbox, print, and business service centers)

AUGUSTA BROWN HOLLAND



Director since 2015
Age 42

CURRENT AND PAST POSITIONS

- **Haystack Partners LLC** (environmentally conscious real estate development), Founding Partner since 2006
- Founding member of Brown-Forman/Brown Family Shareholders Committee since 2007

QUALIFICATIONS AND SKILLS

- Extensive knowledge of urban planning and revitalization and environmentally friendly development
- Experience serving on numerous civic boards
- Perspective as a fifth generation Brown family stockholder
- A history of service on the Brown-Forman/Brown Family Shareholders Committee, which demonstrates her ability to represent the long-term interests of shareholders

MICHAEL J. RONEY



Director since 2014
Age 64

COMMITTEES:
- Compensation **(Chair)**

CURRENT AND PAST POSITIONS

Bunzl plc, Chief Executive Officer from 2005 to 2016

QUALIFICATIONS AND SKILLS

- Extensive senior management and executive leadership experience
- Deep expertise in multinational production, distribution, and operations
- Financial expertise
- International mergers and acquisitions experience

OTHER DIRECTORSHIPS

- Next plc since August 2017, Non-Executive Chairman
- Grafton Group plc since May 2016, Non-Executive Chairman since January 1, 2017
- Johnson Matthey plc from 2007 to 2014, Senior Independent Director
- Bunzl plc from 2003 to 2005, Non-Executive Director

TRACY L. SKEANS



Director since March 2018
Age 45

COMMITTEES:
- Audit

CURRENT AND PAST POSITIONS

Positions with Yum! Brands, Inc. and affiliates:
- Chief Transformation and People Officer, Yum! Brands, Inc. since 2016
- President, Pizza Hut International from 2014 to 2016
- Chief People Officer, Pizza Hut Global from 2013 to 2014
- Chief People Officer, Pizza Hut US from 2011 to 2013

QUALIFICATIONS AND SKILLS
- Strong track record of business leadership overseeing transformation strategy, human resources, and corporate communications functions
- Experience leading business transformation and global people capability strategies to build powerful brands and fuel sustainable results
- Extensive accounting, treasury, and financial expertise

MICHAEL A. TODMAN



Director since 2014
Age 60

COMMITTEES:
- Audit **(Chair)**

CURRENT AND PAST POSITIONS

Positions with Whirlpool and affiliates:
- Vice Chairman, Whirlpool Corporation from 2014 to 2015
- President, Whirlpool International from 2009 to 2014
- President, Whirlpool North America from 2007 to 2009

QUALIFICATIONS AND SKILLS
- Extensive knowledge and experience in multinational operations, sales and distribution, and manufacturing
- Executive leadership of large multinational organizations
- Financial expertise

OTHER DIRECTORSHIPS
- Newell Rubbermaid, Inc. since 2007
- Prudential Financial, Inc. since 2016
- Whirlpool Corporation from 2006 to 2015

PAUL C. VARGA



Director since 2003
Age 54

COMMITTEES:
- Executive

CURRENT AND PAST POSITIONS

Positions with Brown-Forman and affiliates:
- Chief Executive Officer since 2005
- Chairman since 2007
- President and Chief Executive Officer of Brown-Forman Beverages from 2003 to 2005
- Global Chief Marketing Officer for Brown-Forman Spirits from 2000 to 2003
- Founding member and Co-Chairman of Brown-Forman/Brown Family Shareholders Committee since 2007

QUALIFICATIONS AND SKILLS
- In-depth knowledge of Brown-Forman's business, operations, and strategy gained during his 31-year career
- Extensive knowledge of the beverage alcohol industry
- Sales and marketing and financial expertise
- Strategic thinking, leadership, management, consensus-building, and communication skills
- A history of service on the Brown-Forman/Brown Family Shareholders Committee, which demonstrates his ability to represent the long-term interests of shareholders

OTHER DIRECTORSHIPS
- Macy's, Inc. since 2012

Family relationships. No family relationship—first cousin or closer—exists between any two directors, executive officers, or individuals nominated or chosen to become a director or executive officer, except for the following relationships between Brown family directors: Geo. Garvin Brown IV and Campbell P. Brown are brothers, and Marshall B. Farrer is their first cousin; and Stuart R. Brown and Augusta Brown Holland are first cousins.

Director Compensation

OVERVIEW

Our directors serve one-year terms that begin when they are elected at an Annual Meeting and end immediately upon the election of directors at the next Annual Meeting. We refer to this period as a "Board Year" for director compensation purposes.

Our non-employee director compensation consists of an annual Board retainer, a Chair of the Board retainer, a Lead Independent Director retainer, committee member retainers, committee chair retainers, and meeting fees. To align the interests of our non-employee directors with those of our stockholders, non-employee directors receive their Board retainers in a combination of cash and equity. Non-employee directors receive meeting fees only if they attend more than eight meetings (Board), ten meetings (Audit Committee), or six meetings (Compensation Committee and Corporate Governance and Nominating Committee). The Compensation Committee believes this compensation structure appropriately reflects the importance of directors' active participation at Board and committee meetings.

The Compensation Committee reviews, with the assistance of its independent consultant FW Cook (FWC), information each year related to the competitiveness of non-employee director compensation and, from time to time, recommends adjustments to our compensation structure to ensure both continued competitiveness and the appropriate compensation. Based upon the review of this information in fiscal 2018, FWC recommended, and the Board confirmed and approved, no changes to the existing retainers and fees listed below.

DIRECTOR COMPENSATION STRUCTURE

Pay Element		Amount
Lead Independent Director Retainer Paid in six installments over the Board Year.		$30,000
Board Retainer Directors may elect to receive their cash retainer in equity. Directors who have satisfied our stock ownership guidelines may elect to receive up to 100% of the retainer in cash rather than receiving equity. The cash retainer is paid in six installments over the Board Year. Any awards of deferred stock units are made in their entirety on the Annual Meeting date.		$185,000 total • $70,000 cash • $115,000 equity (deferred stock units)
Meeting Fees No fee is paid unless the director attends more than eight meetings (Board).	Board	$5,000 per meeting $2,500 per telephonic meeting
No fee is paid unless the director attends more than ten meetings (Audit) or six meetings (Compensation and Corporate Governance & Nominating)	Audit, Compensation, Corporate Governance & Nominating	$2,500 per meeting $1,250 per telephonic meeting
Committee Member Retainers Paid in six installments over the Board Year.	Audit	$25,000
	Compensation	$20,000
	Corporate Governance & Nominating	$20,000
Committee Chair Retainers (excluding Executive Committee) Paid in six installments over the Board Year. A director who chairs more than one committee will receive multiple chair retainers.		$20,000
Non-Employee Chair of the Board Retainer Paid in six installments over the Board Year.		$625,000

Deferred Stock Units

Our Deferred Stock Unit (DSU) program for non-employee directors allows us to issue both Class A common DSUs and Class B common DSUs. Each DSU represents the right to receive one share of Brown-Forman's Class A or Class B common stock, based on the closing price of the shares on the date the award is made. After a non-employee director's Board service ends, his or her DSUs are paid out in shares of Class A or Class B common stock following a six-month waiting period. Directors may elect to receive this distribution either in a single lump sum or in ten equal annual installments.

As for the treatment of dividends for DSUs, on each dividend payment date, non-employee directors are credited with the cash dividends on the number of shares represented by the DSUs they held on the record date for that dividend. These dividend credits are converted to additional DSUs based on the market value of the Class A or Class B common stock as of the dividend payment date.

If a director's Board service ends during a Board Year, the DSUs attributable to the remainder of that Board Year do not vest and are forfeited.

Employee Directors

Paul C. Varga, Campbell P. Brown, and Marshall B. Farrer are our employee directors. They do not receive any compensation for serving on our Board, any of its committees, or on the boards or equivalent bodies of any of our subsidiaries.

Stock Ownership Guideline

Our stock ownership guideline for non-employee directors is equal to five times the annual board retainer, which in fiscal 2018 was $925,000. When considering whether a non-employee director has satisfied the stock ownership guideline, the Compensation Committee includes DSUs as well as Class A or Class B common stock held directly. The value of any unexercised stock-settled stock appreciation rights (SSARs) is not included. Any non-employee director who has not yet met the stock ownership guideline will receive at least 60% of his or her annual equity Board retainer in DSUs.

Expense Reimbursement

We reimburse all directors for reasonable and necessary expenses they incur in connection with attending Brown-Forman Board and committee meetings. In addition, we provide a stipend of $3,000 per meeting to directors who must travel to an overseas location for such Board and committee meetings.

Continuing Education Allowance

Brown-Forman covers the cost, up to $10,000 per director per Board Year, of continuing education programs to support our directors' efforts to remain current on best practices in board governance, industry matters, or other business topics relevant to their Board service.

Events

We occasionally invite our directors and their spouses to events, including strategy retreats, retirement celebrations, award dinners, and similar functions. We believe these occasions provide valuable opportunities for our directors to establish and develop relationships with our senior executives, long-term stockholders, employees, and each other, furthering our objective of having a strong and cohesive board.

FISCAL 2018 DIRECTOR COMPENSATION

The following table shows the compensation paid to non-employee directors for their service in fiscal 2018.

FISCAL 2018 DIRECTOR COMPENSATION TABLE

Name	Fees Earned or Paid in Cash[1]	DSU Awards[2][3]	All Other Compensation[4]	Total
Patrick Bousquet-Chavanne	$95,000	$115,000	$15,000	**$225,000**
Geo. Garvin Brown IV	520,000	312,500	15,000	**847,500**
Stuart R. Brown	185,000	—	3,000	**188,000**
Bruce L. Byrnes	117,500	115,000	3,000	**235,500**
John D. Cook	98,750	185,000	3,000	**286,750**
Laura L. Frazier	185,000	—	3,000	**188,000**
Kathleen M. Gutmann	83,646	115,000	3,000	**201,646**
Augusta Brown Holland	70,000	115,000	3,000	**188,000**
Michael J. Roney	40,000	185,000	15,000	**240,000**
Tracy L. Skeans[5]	2,823	—	—	**2,823**
Michael A. Todman	115,000	115,000	3,000	**233,000**

(1) Amounts in this column reflect fees earned during fiscal 2018 and include annual Board retainer (if paid in cash), Lead Independent Director fee, annual committee chair and committee member retainers, non-employee chair of the Board retainer (if paid in cash), and any Board and committee meeting fees.

(2) DSUs represent the right to receive one share of Class A or Class B common stock, and are determined by dividing the cash value of the compensation being paid in DSUs by the closing price of Class A or Class B common stock on the date of grant. DSU awards for the 2018 Board Year were granted on July 27, 2017. The split-adjusted closing price of our Class A common stock on that date was $52.26. The split-adjusted closing price of our Class B common stock on that date was $50.63. On dividend payment dates, outstanding DSUs are credited with dividend-equivalent DSUs.

(3) The aggregate number of SSARs, DSUs, and Restricted Stock Units (RSUs) outstanding for each of our non-employee directors as of April 30, 2018, is set forth below. All SSARs shown are fully vested and exercisable. Annual grants of DSUs vest over the course of the Board Year. Outstanding SSARs and RSUs for Geo. Garvin Brown IV represent awards granted to him while he was an executive for Brown-Forman. Assuming his continued service on the Board, Mr. Brown's 968 outstanding time-based RSUs will vest on April 30, 2019.

Name	DSUs Outstanding Class A as of April 30, 2018	DSUs Outstanding Class B as of April 30, 2018	Class B SSARs Outstanding as of April 30, 2018	Class B Time-Based Restricted Stock Units as of April 30, 2018
Patrick Bousquet-Chavanne	18,541	18,204	—	—
Geo. Garvin Brown IV	19,033	4,755	12,007	9,694
Bruce L. Byrnes	12,322	11,887	—	—
John D. Cook	19,918	18,548	12,188	—
Kathleen M. Gutmann	2,690	672	—	—
Augusta Brown Holland	5,796	1,448	—	—
Michael J. Roney	15,931	3,980	—	—
Michael A. Todman	10,786	2,695	—	—

(4) Reflects taxable stipend amounts paid during fiscal 2018 to directors who must travel to an overseas location for Board and committee meetings.

(5) Tracy L. Skeans joined the board on March 21, 2018. The amounts set forth under "Fees Earned or Paid In Cash" represent the fees earned for her service for part of fiscal 2018. An award of prorated DSUs for fiscal 2018 service will be granted on July 26, 2018.

Compensation Discussion And Analysis

This section describes our executive compensation philosophy and objectives, and the decisions of the Compensation Committee (Committee) regarding the compensation of our Named Executive Officers (NEOs). For fiscal 2018, our NEOs were:

Name	Title
Paul C. Varga	Company Chairman and Chief Executive Officer
Jane C. Morreau	Executive Vice President and Chief Financial Officer
Mark I. McCallum	Executive Vice President, President Jack Daniel's Brands
Jill A. Jones	Former Executive Vice President, President, NAR, CCSA, IMEA and GTR[1]
Lawson E. Whiting	Executive Vice President, Chief Operating Officer

(1) Ms. Jones's employment with Brown-Forman ended on May 31, 2018.

EXECUTIVE SUMMARY

Pay for Performance

We believe in pay for performance through our short- and long-term incentive programs. These programs utilize key performance metrics to compare our performance to that of our peers. We believe the use of these metrics accomplishes four objectives:

① demonstrating the value provided to our stockholders

② ensuring that we hold ourselves to a performance standard that is as objective as possible

③ reinforcing a competitive and innovative mindset among our leadership

④ ensuring that the incentive payments are appropriate

We believe one of the best measures of value our NEOs create is the return provided to our stockholders relative to the returns of other companies in our industry and the broader S&P 500, as shown in the charts below:

BROWN-FORMAN TOTAL SHAREHOLDER RETURN (TSR) VS. EARNINGS PER SHARE (EPS) VS. CEO TOTAL COMPENSATION GROWTH[1]

TSR: BROWN-FORMAN VS. INDUSTRY VS. S&P 500[2]





(1) Compares trends for TSR of Brown-Forman Class B common stock and diluted EPS (percent growth over prior fiscal year) with the increase in Mr. Varga's total compensation (percent growth over prior fiscal year). Mr. Varga's compensation includes base salary, stock appreciation rights, non-equity compensation, and all other compensation as reported in the Fiscal 2018 Summary Compensation Table. It also includes the performance-adjusted restricted stock award values as reported at the end of the applicable three-year performance period. Mr. Varga's change in pension values are excluded.

(2) Represents the compound annual growth rate of TSR. Industry TSR is based on a weighted average of comparable companies in the distilled spirits industry.

Every year, the Committee evaluates the compensation of our NEOs in comparison to the compensation of executives with equivalent positions in our industry. (This process is described below under "How We Set Target Compensation for Our NEOs.") The Committee's most recent annual review revealed that the total target direct compensation for our NEOs was below the market median for our compensation peer group listed on page 29. In light of this review, we believe our executive compensation program delivers exceptional value to our stockholders, particularly considering the combination of strong returns and financial performance that Brown-Forman and our management team have delivered over multiple years.

Performance-Based Payouts for Fiscal 2018

Brown-Forman performance in fiscal 2018 reflected the alignment between executive compensation and Brown-Forman's performance.

CASH INCENTIVES

Short-Term Cash Incentive

8% growth

IN UNDERLYING OPERATING INCOME,[1]

above our predicted growth target for industry peers of **5%**. As a result, short-term cash incentives paid out at **139%** of target.

(1) Underlying operating income is further defined on page 26.

Long-Term Cash Incentive

30% WEIGHTING

absolute underlying operating income

30% WEIGHTING

relative underlying operating income compared to industry peers

40% WEIGHTING

achievement of key long-term strategic objectives in our BF 150 corporate strategy

Our performance on these measures for the fiscal 2016–2018 performance period resulted in a payout of **127%** of target.

EQUITY-BASED INCENTIVES

We use equity-based compensation to align the long-term economic interests of our executives with those of our stockholders. We offer our NEOs two types of equity-based incentives: performance-based restricted stock or stock units, and stock appreciation rights.

- Performance-based restricted stock awards for the fiscal 2016–2018 performance period were converted into restricted shares shortly after the conclusion of fiscal 2018. The number of restricted shares awarded was determined by the cumulative TSR of our Class B common stock compared to the weighted average TSR of the companies constituting the Standard & Poor's Consumer Staples Index.

- Payouts of our stock-settled stock appreciation rights are determined by the increase of our Class B common stock price above the awards' stated grant price.

Our relative performance against this group over the performance period was at the **84th percentile**, resulting in a payout at **150% of target**.

Advisory Votes on Executive Compensation

At our 2017 Annual Meeting, our stockholders expressed overwhelming support for the compensation of our NEOs, with more than 99% of the votes cast approving the advisory "say-on-pay" resolution. The Committee considered these results as one of many factors in its executive compensation decisions for fiscal 2018, and did not make any material changes to the executive compensation program.

Following the expressed preference of our stockholders approving the advisory resolution for a three year frequency of advisory votes on executive compensation at our 2017 Annual Meeting, the Committee will continue to conduct future advisory votes on executive compensation every three years. However, the Committee reserves the right to conduct votes more frequently in order to seek additional feedback when warranted.



Our company vision is "Building Forever," which reflects our long-term perspective and desire to remain a strong, independent company indefinitely. We aim to "enrich the experience of life by responsibly building beverage alcohol brands, in our own way, that thrive and endure for generations." We have identified specific strategic ambitions, known as the BF 150, that support our mission and vision as they represent objectives we believe are necessary to position our enterprise for success in the year 2020, coinciding with our 150th anniversary. These priorities include:

- Building brands and businesses that create stockholder value;
- Keeping Jack Daniel's Tennessee Whiskey strong, healthy, and relevant to consumers worldwide;
- Continuing to be the global leader in American whiskey;
- Cultivating a portfolio of super premium brands;
- Growing our business in the United States, our largest market;
- Growing our non-U.S. developed and emerging markets;
- Engaging our stockholders, including our controlling family stockholders;
- Pursuing well-balanced capital deployment strategies; and
- Being responsible in everything we do.

We believe that our executive compensation program enhances our ability to achieve these priorities in a manner that is aligned with our vision, mission, and values.

OVERVIEW OF OUR COMPENSATION PROGRAM

Compensation Objectives and Principles

The objective of our executive compensation program is to attract, motivate, reward, and retain a diverse team of talented executives who will lead Brown-Forman to produce superior, sustainable, long-term value for our stockholders.

As a family-controlled company, our history guides our perspective on executive compensation. In the past, our senior leadership was made up largely of members of the Brown family, and their compensation was modest by competitive market standards. While this was not a major concern at the time given their significant stock holdings, in recent years employees other than Brown family members have more frequently held our most senior executive positions. These individuals have less substantial ownership in Brown-Forman and, as a result, our compensation structure has evolved over time to better reflect the competitive landscape for executive talent. In order to remain competitive, as well as to ensure our compensation packages are aligned with the interests of the Brown family and our other stockholders, we have established programs that remain focused on creating long-term value, reinforcing financial accountability, and delivering outstanding operational outcomes to drive sustained performance of Brown-Forman stock.

Compensation Elements

Principal elements of compensation for our NEOs include:

- base salary (including holiday bonus);
- short-term (one-year) performance-based cash compensation;
- long-term (three-year) performance-based cash compensation;
- long-term equity-based incentive compensation (stock-settled stock appreciation rights and performance-based restricted stock units);
- benefits and limited perquisites generally available to all senior executives; and
- limited post-employment compensation and other benefits.

Measuring Performance

To measure financial performance, we use a metric called "underlying operating income." This metric is determined by adjusting GAAP operating income for the effects of acquisitions and divestitures, foreign currency changes, estimated net changes in distributor inventories for our brands, and the impact of establishing the Brown-Forman Foundation.

The Committee believes the most relevant measures of our performance are:

- strong and sustained growth in underlying operating income, both on an absolute and relative basis to industry peers,
- progress toward our long-term strategic goals, and
- our three-year TSR relative to the S&P Consumer Staples Index.

FISCAL 2018 PERFORMANCE METRICS FOR BROWN-FORMAN INCENTIVE PLANS

Performance-Based Component	Performance Measures
Short-Term Cash Incentive	80% Weighting: Underlying operating income growth[1] relative to expected performance among industry peers
	20% Weighting: Individual performance
Long-Term Cash Incentive	30% Weighting: Underlying operating income growth compared to sustained growth of 8%
	30% Weighting: Underlying operating income growth compared to industry peers
	40% Weighting: Progress toward long-term quantitative and qualitative strategic goals
Performance-Based Restricted Stock	TSR relative to S&P Consumer Staples Index
Stock Appreciation Rights	Stock price growth above grant price

(1) "Underlying operating income" is not derived in accordance with GAAP. Please refer to Appendix A at the end of this Proxy Statement for additional information.

Competitive Compensation

We aspire to provide target compensation for our NEOs that approximates median target compensation delivered to executives in similar positions at companies we consider competition for senior executive talent. We believe that providing strong, competitive target compensation aligned with performance enhances our ability to secure the right executive leadership while driving the right results for our stockholders.

To ensure we meet this objective, the Committee compares Brown-Forman's compensation practices with those of a group of high-performing, brand-building consumer products companies with similar financial characteristics. The Committee reviews this group of companies annually to ensure they continue to meet these criteria. These companies are listed on page 29.

THE ROLE OF OUR COMPENSATION COMMITTEE

The Committee serves a critical role in our compensation governance. The Committee provides independent oversight and thought leadership on executive compensation and its relationship to company performance, and the Committee establishes performance objectives that correlate pay and performance. The Committee, with the assistance of its independent compensation consultant, FW Cook (FWC), establishes compensation for our NEOs and other designated executive officers, and helps the Board fulfill its duties relating to the compensation of our directors, officers, and employees. The Committee also has the sole authority, on behalf of the Board, to determine the compensation of our CEO. Pursuant to its charter, the Committee may delegate to the Management Compensation and Benefits Committee or to one or more officers of the company the authority to make equity awards to other eligible individuals. The Committee may change or revoke any delegation at any time.

The Committee is composed of three independent directors—Messrs. Roney (Chair), Bousquet-Chavanne, and Cook. Each member of the Committee qualifies as an independent director under the NYSE's heightened independence standards for compensation committee members of non-controlled companies, as a non-employee director under SEC rules, and as an outside director under regulations adopted pursuant to Section 162(m) of the Internal Revenue Code. As a "controlled company," Brown-Forman is not required to meet all of these standards, but we believe that doing so is in the best interests of our company and our stockholders.

The Committee's deliberations and decisions are informed by the diverse experience of its members, input from certain members of management, advice from FWC, and access to functional experts in our human resources department.

Sound Pay Practices

We avoid pay practices that we believe do not support the objectives of our executive compensation program or our culture. We do not offer NEOs employment agreements, non-performance-based cash payments (other than salary and holiday bonus), tax gross-ups, excessive perquisites, or change-in-control agreements. We also have an Incentive Compensation Recoupment Policy (commonly known as a "clawback" policy) that permits Brown-Forman to seek recovery of incentive compensation paid or awarded in the event of a subsequent financial restatement due to material noncompliance with financial reporting requirements or the discovery of an error in the calculation of that incentive compensation.

Each year we assess and evaluate potential compensation-related risks. Based upon this year's review, management and the Committee have concluded that our compensation policies and practices do not create any risk that is reasonably likely to have a material adverse effect on Brown-Forman. This is our intent and it is consistent with our findings in prior years.

The Compensation Consultant

As an independent compensation advisor, FWC reports directly to the Committee and attends meetings as requested. FWC provides the Committee with information on external compensation trends and guidance on the compensation of our CEO and other NEOs, and also reviews this Compensation Discussion and Analysis. In addition, FWC provides independent advice to the Board on director remuneration, assists with the Board and committee self-assessment process, and acts as the Committee's advisor in working with management. FWC provides no other services to Brown-Forman or management.

In accordance with SEC and NYSE requirements, the Committee has reviewed the independence of FWC and determined that no conflict exists that would compromise the independence of the advice the firm provides.

TARGET COMPENSATION

How We Set Target Compensation for Our NEOs

We apply a customized approach to determine the target compensation for each NEO. We consider each NEO's role, the value of the role in the labor market, and factors specific to the NEO as an individual. Individual factors include tenure with Brown-Forman, mastery of current role, potential to move into expanded roles, performance, scarcity of skill sets, retention risk, fit within our culture, career experience, and internal pay equity. We find that this approach leads to a more effective pay program than one based solely on external labor market data.

To ensure our pay is competitive, we compare NEO compensation with the compensation for executives in similar positions within a comparator group of high-performing, brand-building consumer products companies with financial characteristics similar to those of Brown-Forman. FWC prepares a market analysis comparing the target value of each element of compensation for Brown-Forman's NEOs to the compensation paid by the comparator group. This analysis produces a range of market-competitive levels of target compensation as one consideration in determining pay for our NEOs. While we do not set target compensation to meet specific benchmarks, we do consider the median of the comparator group as a guide to appropriate target pay ranges for our NEOs.

To determine the pay elements that make up each NEO's target compensation, we begin by reviewing the pay mix of our Compensation Comparator Group. The objective of this practice is to have a pay mix that aligns our internal perspective and comparator group, while supporting our goal of promoting shareholder value. FWC and the Committee periodically review pay mix to ensure this continued alignment.

BROWN-FORMAN NEO PAY MIX VS. COMPENSATION COMPARATOR GROUP


Brown-Forman CEO Mix
16%
21% Short-Term
63% Long-Term
Base Salary
84% At Risk
Comparator CEO Mix
14%
19% Short-Term
67% Long-Term
Base Salary
86% At Risk
Brown-Forman NEO Mix
33%
22% Short-Term
45% Long-Term
Base Salary
67% At Risk
Comparator NEO Mix
25%
22% Short-Term
53% Long-Term
Base Salary
75% At Risk

Compensation Comparator Group

During fiscal 2018, the Committee reviewed the membership of the compensation comparator group to ensure continued alignment with the characteristics of Brown-Forman. As a result of this review, Mead Johnson Nutrition Co. and The WhiteWave Foods Company were removed and ConAgra Brands, Inc. and Pinnacle Foods, Inc. were added. The companies shown below constituted the compensation comparator group for decisions made as of March 20, 2018.

Church & Dwight Co., Inc.	Dr. Pepper Snapple Group, Inc.	Monster Beverage Corporation	The Hershey Company
ConAgra Brands, Inc.	Harley-Davidson, Inc.	Pernod Ricard	The J.M. Smucker Company
Constellation Brands, Inc.	lululemon athletica inc.	Pinnacle Foods Inc.	
Davide Campari-Milano S.p.A.	McCormick & Company, Incorporated	Remy Cointreau	
Diageo Plc	Molson Coors Brewing Company	The Hain Celestial Group, Inc.	

Target Total Direct Compensation for Fiscal 2018

The chart below shows the annualized target total direct compensation for each of our NEOs in fiscal 2018 versus fiscal 2017, and the percentage increase of the compensation packages.

FISCAL 2018 VERSUS FISCAL 2017 NEO TARGET TOTAL DIRECT COMPENSATION

Name	Year	■ Salary and Holiday Bonus[1]	■ Short-Term Incentive Target	■ Long-Term Incentive Target	Target Total Direct Comp	Percent Increase	Pay Mix at Target
Paul C. Varga	2018	1,145,870	1,455,000	4,400,000	7,000,870	0%	
	2017	1,145,870	1,455,000	4,400,000	7,000,870		
Jane C. Morreau	2018	598,978	420,000	900,000	1,918,978	0%	
	2017	598,978	420,000	900,000	1,918,978		
Mark I. McCallum	2018	661,480	450,000	860,000	1,971,480	0%	
	2017	661,480	450,000	860,000	1,971,480		
Jill A. Jones	2018	614,603	440,000	840,000	1,894,603	0%	
	2017	614,603	440,000	840,000	1,894,603		
Lawson E. Whiting[2]	2018	625,099	390,027	795,833	1,810,959	25%	
	2017	494,808	300,000	650,000	1,444,808		

(1) Salary and holiday bonus are based on the one-year period beginning on July 1. Other compensation elements are based on our fiscal year beginning May 1. Any change to compensation during the year is prorated.

(2) Mr. Whiting's increase in compensation was the result of his promotion to Chief Operating Officer on October 1, 2017.

AWARDS AND PAYOUTS IN FISCAL 2018: FIXED AND SHORT-TERM COMPENSATION

Fixed Compensation

Base salary. Salaries typically are adjusted each July after we complete our annual performance review process, though an NEO's salary may be adjusted at other times to reflect a change in role or responsibility.

Holiday bonus. One of our longstanding traditions is to offer a majority of our employees, including our NEOs, a lump-sum cash bonus during the holiday season. This bonus is intended to promote continued service and to recognize our employees. The holiday bonus, which we consider to be part of base salary, is guaranteed and based solely on the employee's tenure with Brown-Forman.

The table below shows the total amount of fixed compensation that each of our NEOs received in fiscal 2018.

FIXED COMPENSATION FOR 2018[1]

Name	Amount
Paul C. Varga	$1,145,870
Jane C. Morreau	598,978
Mark I. McCallum	661,480
Jill A. Jones	614,603
Lawson E. Whiting	597,524

(1) Reflects fiscal year fixed compensation from May 1, 2017, to April 30, 2018, which includes base salary and holiday bonus.

Short-Term Incentive Compensation

Our NEOs participate in an annual performance-based cash compensation program in which payouts depend on the achievement of certain performance goals during the fiscal year.

For fiscal 2018, 80% of the target award was tied to Brown-Forman's company performance and 20% was tied to individual performance. We believe basing the majority of short-term incentive awards for NEOs on company performance appropriately reflects the collective accountability of our most senior executives for the success of the organization. We also believe that basing a lesser, but meaningful, portion of the short-term incentive on individual performance provides flexibility to differentiate awards among NEOs based on their respective achievements during the fiscal year.

Both the corporate and individual portions of our short-term incentives are subject to a performance factor of 0% to 200%. After adjusting for performance, the two components are added together to determine the total short-term incentive payment. As a result, the total value of short-term incentives may vary between 0% and 200% of target, a range we believe is sufficient for recognizing varying levels of performance without encouraging excessive risk-taking.

Please see the "Non-Equity Incentive Plan Compensation" column of the Fiscal 2018 Summary Compensation Table found on page 40 for the amounts paid to NEOs in short-term incentive compensation for fiscal 2018.

COMPANY PERFORMANCE (80% OF TARGET AWARD)

Company performance goals for fiscal 2018 were based on Brown-Forman's underlying operating income growth compared to the expected performance of our industry peers. We aspire to outperform these peers consistently and sustainably, and consider our historic underlying operating income growth trends, and outlook for fiscal 2018 performance, when setting these objectives.

The Committee determined that, for purposes of the short-term incentive compensation plan, Brown-Forman achieved underlying operating income of $1,050 million for fiscal 2018 (on an as-reported basis, fiscal 2018 operating income was $1,039 million), which represents 8% growth over last year, compared to an expected growth rate of 5% for our industry peers. As shown on the next page, these results led to a payout of 139% of target.

Underlying operating income at Brown-Forman was calculated by adjusting GAAP operating income for the following effects:

- acquisitions and divestitures;
- foreign currency changes;
- estimated net changes in distributor inventories for our brands; and
- impact of establishing the Brown-Forman Foundation.

"Underlying operating income" is not derived in accordance with GAAP. Please refer to Appendix A at the end of this Proxy Statement for additional information.

The fiscal 2018 short-term performance goal, our actual performance, and the resulting payout percentage of 139% of target is shown in the chart below:

FISCAL 2018 SHORT-TERM INCENTIVE COMPENSATION PERFORMANCE GOAL (IN $MM)



Underlying Operating Income	$975	$1,023	$1,091
Underlying Operating Income Growth Over Prior Year	0%	5%	12%
	Threshold 0% Payout	**Target** 100% Payout	**Maximum** 200% Payout

Actual Result: $1,050
139% Payout

INDIVIDUAL PERFORMANCE (20% OF TARGET AWARD)

Individual performance objectives for the NEOs consist of qualitative and quantitative goals that support the achievement of our strategic priorities, such as reaching individual job responsibilities, providing diversity and inclusion leadership, implementing talent development, developing profit-driving ideas, implementing BF 150 strategies, and making overall contributions to Brown-Forman as a senior leader. For fiscal 2018, final individual scores were adjusted to ensure a weighted average reflecting overall company performance, as we believe the company's results are a reflection of the performance of our people. Payout levels for the individual portion of the short-term incentive are based on the following guidelines for aligning performance and compensation:

Performance *(B-F Nomenclature)*	Payout as a Percentage of Target
Superior *(Excellent)*	176%–200%
Above Target *(Very Strong)*	126%–175%
On Target *(Strong)*	76%–125%
Below Target *(Varied or Inconsistent)*	Up to 75%
Immediate Improvement Required *(Performance Needs Improvement)*	No incentive paid

AWARDS AND PAYOUTS IN FISCAL 2018: LONG-TERM COMPENSATION

Long-term incentives are the most important and largest portion of our NEOs' target compensation. These awards are intended to focus the efforts of our executives on long-range strategic goals, including sustainable growth and performance of our brands, and superior returns to our stockholders. They also serve as a strong retention incentive and enhance the alignment of our executives' interests with those of our stockholders by building equity ownership.

The Committee initially determines the target dollar value of the total long-term incentive award for each NEO. The target long-term incentives are divided equally into four components:

- performance-based cash incentives;
- performance-based restricted stock units;
- stock-settled stock appreciation rights; and
- for the final 25%, any combination of the above, based on the NEO's preference, subject to Committee discretion.

The Committee has discretion to allocate the flexible 25% portion of the award in any manner it chooses. Traditionally, however, the Committee has chosen to follow the individual preferences expressed by our NEOs. Our aim with this approach is to encourage balanced performance in order to create sustainable value for stockholders, while also delivering compensation that has the highest perceived value for each individual NEO.

Long-Term Performance-Based Cash Incentive (For the Fiscal 2018–2020 Performance Period)

We provide our NEOs an opportunity to earn a cash-based incentive award linked to Brown-Forman's achievement of long-term performance goals. The graphic below shows how we tie this incentive to those goals.

LONG-TERM CASH INCENTIVES FORMULA

To calculate the final payout, we:
1. Assess performance under the three metrics below and calculate a payout percentage for each.
2. Weight these payout percentages using the weightings shown below.
3. Add the three weighted percentages to arrive at the final payout percentage.
4. Multiply each NEO's target award by the final payout percentage.

30% weighting

Sustained Financial Performance
METRIC: **Underlying operating income growth over the three-year performance period**

3%	8%	13%
Threshold 0% Payout	**Target** 100% Payout	**Maximum** 200% Payout

+

30% weighting

Relative Financial Performance
METRIC: **Underlying operating income growth vs. weighted average underlying operating income growth of comparable companies within the distilled spirits industry over the three-year performance period**

No Growth	Weighted Average Growth	2x Weighted Average Growth
Threshold 0% Payout	**Target** 100% Payout	**Maximum** 200% Payout

If the weighted average growth for the industry is negative in a particular year, the Committee may exercise judgment in determining the payout level.

+

40% weighting

BF 150 Scorecard Progress
METRIC: **Performance vs. BF 150 Scorecard**

Company performance is measured based on quantitative measures relating to underlying net sales[1] and qualitative strategic initiatives as determined by the Committee over the three-year performance period.

=

Payout **Range of 0–200% of Target**

---

(1) Underlying net sales is a non-GAAP measure and is detailed in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," under the heading "Non-GAAP Financial Measures," in our Annual Report on Form 10-K for fiscal 2018. Before a long-term cash incentive may be earned, the company must achieve a minimum underlying operating income objective during the three-year performance period.

AWARDS GRANTED IN FISCAL 2018 (FOR THE FISCAL 2018–2020 PERFORMANCE PERIOD)

Long-term cash incentives granted in fiscal 2018 have a three-year performance period and will be paid shortly after fiscal 2020 ends. The table below shows the target awards granted to each NEO in fiscal 2018.

TARGET LONG-TERM CASH AWARDS FOR FISCAL 2018–2020 PERFORMANCE PERIOD

Name	Amount
Paul C. Varga	$1,540,000
Jane C. Morreau	360,000
Mark I. McCallum	430,000
Jill A. Jones	420,000
Lawson E. Whiting	405,833

AWARDS EARNED IN FISCAL 2018 (FOR THE FISCAL 2016–2018 PERFORMANCE PERIOD)

Our long-term cash awards for the three-year performance period beginning in fiscal 2016 were paid out shortly after fiscal 2018 ended. Based on our performance, the payout was 127% of the target award, calculated as shown in the graphic below:

ACTUAL PERFORMANCE AND PAYOUT FOR FISCAL 2016–2018 PERFORMANCE PERIOD

Sustained Financial Performance

Fiscal Year	Actual Performance	Payout Percentage
2016	8%	102%
2017	7%	78%
2018	8%	94%
3-Year Average	**91%**	

91% ✕ 30% weighting

Relative Financial Performance

Fiscal Year	Actual BF Performance	Industry Performance	Payout Percentage
2016	8%	3%	200%
2017	7%	4%	161%
2018	8%	6%	129%
		3-Year Average	**163%**

163% ✕ 30% weighting

BF 150 Scorecard Progress

3-Year Average **128%**

128% ✕ 40% weighting

= 127% Payout for F16–F18

The table below shows the long-term cash award that each NEO earned in fiscal 2018 based on the 127% payout for the fiscal 2016–2018 performance period.

LONG-TERM CASH AWARDS PAID FOR FISCAL 2016–2018 PERFORMANCE PERIOD

Name	Amount
Paul C. Varga	$2,133,600
Jane C. Morreau	377,825
Mark I. McCallum	539,750
Jill A. Jones	355,600
Lawson E. Whiting	381,000

Performance-Based Restricted Stock

We award our NEOs and certain other executives shares of Class A common stock through our performance-based restricted stock unit awards. Unless otherwise determined by the Committee, performance-based restricted stock unit awards are granted on the date of the Annual Meeting.

AWARDS GRANTED IN FISCAL 2018 (FOR THE FISCAL 2018–2020 PERFORMANCE PERIOD)

Performance-based restricted stock units granted in fiscal 2018 have a three-year performance period. These awards are initially expressed as a dollar value and converted to a specific number of units. At the end of the three-year performance period, units will be adjusted for performance and converted to shares that are subject to an additional one-year holding requirement.

TARGET PERFORMANCE-BASED RESTRICTED STOCK UNITS AWARDS FOR FISCAL 2018–2020 PERFORMANCE PERIOD

Name	Amount
Paul C. Varga	$1,320,000
Jane C. Morreau	270,000
Mark I. McCallum	215,000
Jill A. Jones	210,000
Lawson E. Whiting	162,500

Performance will be measured by comparing the three-year cumulative TSR of Brown-Forman's Class B common stock with the three-year cumulative TSR of the companies in the S&P Consumer Staples Index. The payout scale is shown on the next page. In addition to the relative TSR performance measurement, Brown-Forman must achieve an underlying operating income objective during the three-year performance period. If the underlying operating income threshold is not achieved, no awards will be earned.

PERFORMANCE-BASED RESTRICTED STOCK UNIT AWARDS: PAYOUT SCALE AND POTENTIAL PAYOUTS FOR FISCAL 2018–2020 PERFORMANCE PERIOD


Brown-Forman 3-year TSR Rank vs. S&P Consumer Staples Index
30th Percentile (or below)
55th Percentile
80th Percentile (or above)
Threshold 50% Payout
Target 100% Payout
Maximum 150% Payout

Payouts for performance between threshold and target and between target and maximum will be interpolated using a straight-line method. In calculating TSR, we look at the average closing stock prices over the 60 trading days preceding the performance period and the final 60 trading days of the performance period. The companies used for the performance comparison will be those that constitute the S&P Consumer Staples Index at the end of the performance period.

AWARDS EARNED IN FISCAL 2018 (FOR THE FISCAL 2016–2018 PERFORMANCE PERIOD)

Performance-based restricted stock awards for the fiscal 2016–2018 performance period were subject to a three-year performance period followed by a one-year vesting period. Performance was measured by comparing the three-year cumulative TSR of Brown-Forman's Class B common stock with the three-year cumulative TSR of the companies that constituted the S&P Consumer Staples Index when the performance period ended. Performance-based restricted stock awards earned in fiscal 2018 will vest on April 30, 2019, subject to certain events that may cause an award to vest earlier.

The following companies constituted the comparative S&P Consumer Staples Index at the end of the 2016–2018 performance period:

Altria Group, Inc.	Coty Inc.	Mondelēz International, Inc. (Cl A)	The J.M. Smucker Company
Archer-Daniels-Midland Company	CVS Health Corporation	Monster Beverage Corporation	The Kraft Heinz Company
Brown-Forman Corporation (Cl B)	Dr. Pepper Snapple Group, Inc.	PepsiCo, Inc.	The Kroger Co.
Campbell Soup Company	General Mills, Inc.	Philip Morris International Inc.	The Procter & Gamble Company
Church & Dwight Co., Inc.	Hormel Foods Corporation	Sysco Corporation	Tyson Foods, Inc. (Cl A)
Colgate-Palmolive Company	Kellogg Company	The Clorox Company	Walgreens Boots Alliance, Inc.
ConAgra Brands, Inc.	Kimberly-Clark Corporation	The Coca-Cola Company	Walmart Inc.
Constellation Brands, Inc. (Cl A)	McCormick & Company, Incorporated	The Estée Lauder Companies Inc. (Cl A)	
Costco Wholesale Corporation	Molson Coors Brewing Company (Cl B)	The Hershey Company	

The Committee chose a range of payouts (50% to 150% of target) to support our goals of pay for performance and increased NEO equity ownership, while at the same time discouraging unnecessary risk-taking. Based on performance over the three-year period ending in fiscal 2018, the awards paid out at 150% of target, as shown below.

PERFORMANCE-BASED RESTRICTED STOCK AWARDS: PERFORMANCE FOR FISCAL 2016–2018 PERFORMANCE PERIOD


Brown-Forman 3-year TSR Rank vs. S&P Consumer Staples Index
30th Percentile (or below)
55th Percentile
80th Percentile (or above)
Threshold 50% Payout
Target 100% Payout
Maximum 150% Payout
Actual Result: 84th Percentile
150% Payout

When performance is between threshold and target, or between target and maximum, payouts are interpolated using a straight-line method. In calculating TSR, we look at average closing stock prices over the 60 trading days preceding the performance period and the final 60 trading days of the performance period.

The number of shares issued was determined by multiplying the cash value of the target award by a three-year performance percentage, divided by the split-adjusted stock price, and adjusting the resulting number upwards to account for dividends paid during the second and third years of the performance period. The Committee chose this calculation method to ensure that our NEOs remain exposed to changes in stock price, but also earn the dividends issued during the performance period, consistent with the goals of our long-term incentive plan.

The restricted shares awarded for the 2016–2018 performance period were issued on June 1, 2018, and are subject to a one-year vesting period that ends on April 30, 2019. For more information on the performance-based restricted stock awards granted during fiscal 2018, please see the Fiscal 2018 Grants of Plan-Based Awards Table and the Outstanding Equity Awards at 2018 Fiscal Year End Table, set forth on pages 42 and 43, respectively.

The table below shows the number of shares of performance-based restricted stock issued on June 1, 2018, for the fiscal 2016–2018 performance period.

SHARES ISSUED FOR FISCAL 2016–2018 PERFORMANCE PERIOD[1]

Name	Class A Shares	Class B Shares[2]	Total Shares
Paul C. Varga	29,631	7,404	37,035
Jane C. Morreau	8,396	2,098	10,494
Mark I. McCallum	5,997	1,499	7,496
Jill A. Jones	7,902	1,975	9,877
Lawson E. Whiting	4,233	1,058	5,291

(1) Reflects the number of shares of Class A common stock inclusive of the February 28, 2018 stock split and April 23, 2018 special dividend. Shares of Class B common stock were awarded as a result of the February 28, 2018 stock split, and are likewise inclusive of the April 23, 2018 special dividend.

(2) The 5-for-4 stock split effective February 28, 2018, granted all additional shares in Class B common stock, regardless of the initial class of shares held. As a result, our NEOs had shares issued in both Class A and Class B common stock.

Stock Appreciation Rights

We award stock-settled stock appreciation rights (SSARs) that allow our NEOs to receive the value of the appreciation of our Class B common stock between the grant date and the exercise date. Unless the Committee determines otherwise, SSARs are granted annually on the date of the Annual Meeting. The number of Class B common stock SSARs awarded to our NEOs for fiscal 2018 was determined by dividing the total dollar value of each SSAR award by the value of one SSAR (determined by the Black-Scholes method) at the close of trading on the grant date. SSARs become exercisable on the first day of the third fiscal year following the grant date, and generally are exercisable for seven fiscal years thereafter. The SSARs granted in July 2017 (for fiscal 2018) therefore become exercisable on May 1, 2020, and expire on April 30, 2027.

SSAR GRANTS IN FISCAL 2018 (IN CLASS B COMMON STOCK)

Name	SSARs Granted
Paul C. Varga	231,052
Jane C. Morreau	40,510
Mark I. McCallum	32,258
Jill A. Jones	31,508
Lawson E. Whiting	34,134

OTHER COMPENSATION ELEMENTS

Post-Termination Compensation and Benefits

We do not have employment agreements with any of our NEOs, nor do we maintain a formal severance plan that provides for post-termination compensation or benefits.

Employee Benefits and Perquisites

We provide our NEOs with certain benefits that are available to nearly all of our salaried employees in the United States, including term life insurance (equal to two times target cash compensation), travel accident insurance, matching contributions to a 401(k) savings plan, medical and dental insurance, and a pension that grows with each additional year of service and pay. NEOs and certain other executives receive additional benefits, including a leased automobile, automobile insurance, and limited reimbursement of financial planning expenses.

We purchase tickets to sporting and entertainment events for business outings with customers and suppliers. If the tickets are not used for business purposes, employees (including the NEOs) may use the tickets at no incremental cost to Brown-Forman. In addition, we occasionally invite the NEOs and their spouses to social events, including retirement celebrations, award dinners, and similar functions. We believe these events provide valuable opportunities for our senior executives to establish and develop relationships with our directors, long-term stockholders, employees, and each other, furthering our objectives of retention and having a strong and cohesive management team. For more detail on these employee benefits, please see the "All Other Compensation" column of the Fiscal 2018 Summary Compensation Table found on page 40.

Brown-Forman Corporation Non-Qualified Savings Plan

We provide our NEOs and other senior executives the opportunity to defer income on a pre-tax basis to help them plan for future financial needs. The Brown-Forman Corporation Non-Qualified Savings Plan (Savings Plan) greatly enhances the perceived value of compensation for participants at very little cost to Brown-Forman. The Savings Plan allows our NEOs to make pre-tax deferrals of up to 50% of base salary (including holiday bonus) and up to 75% of short- and long-term cash incentives. Participants in the Savings Plan may notionally invest their plan balances in mutual funds within generally the same asset classes available to participants in our qualified 401(k) savings plan.

In the event a participant's deferrals into the Savings Plan reduce the participant's taxable compensation that would otherwise be considered 401(k)-eligible pay upon which a company matching contribution is calculated, Brown-Forman will contribute to the Savings Plan to make up for any lost match under the 401(k) plan. All deferrals to the Savings Plan, and Brown-Forman's contributions to it, are 100% vested when made, as are any deemed earnings related to those contributions. The benefits owed under the Savings Plan are general unsecured obligations of Brown-Forman, though we have chosen to set aside assets in a trust for the purpose of paying plan benefits. Brown-Forman is not entitled to an income tax deduction on the benefits owed under the Savings Plan until the benefits become taxable to the participants, which generally will be when the benefits are actually paid. Benefits accumulated under the Savings Plan are payable at either a participant-selected date at least two years after a contribution is made or after a participant's employment terminates. Amounts accumulated are payable in a lump sum six months after termination, except in the case of retirement, where the form of payment (lump sum or installments of up to ten years) and the time of payment (up to ten years after retirement) will be chosen by the participant. The Non-Qualified Deferred Compensation Table for Fiscal 2018 on page 47 contains information about NEO activity in the Savings Plan during fiscal 2018, including employee contributions, gains, and losses attributable to the change in market value of the notional investments, and any payments to our NEOs.

COMPENSATION POLICIES AND PRACTICES

Incentive Compensation Recoupment Policy

The Committee oversees our Incentive Compensation Recoupment Policy. If Brown-Forman restates its reported financial results due to material noncompliance with any financial reporting requirement under the U.S. federal securities laws within three years after the date the results are first publicly issued or filed, or if we discover an error in the calculation of any incentive compensation that was awarded or paid within the preceding three years, then Brown-Forman will, at the direction of the Committee, seek to recover all or part of the incentive compensation awarded or paid to executive officers that would not have been awarded or paid based upon the restated financial results or correct incentive calculation. If the Committee determines that any executive officer engaged in fraud or intentional misconduct in connection with any such material noncompliance or error in incentive calculation, the Committee can direct Brown-Forman to seek to recover incentive compensation awarded or paid to that executive officer that would not have been awarded or paid based upon the restated financial results or correct calculation for a period of six years after the date such financial results were first publicly issued or filed or six years prior to the date such fraud or misconduct was discovered.

Deductibility of Compensation

Section 162(m) of the Internal Revenue Code limits to $1 million the amount of annual compensation Brown-Forman may deduct for tax purposes for compensation paid to each of the Chief Executive Officer, the Chief Financial Officer, and the three highest compensated officers other than these two individuals. Prior to 2018, Brown-Forman could deduct compensation above $1 million if it was "performance-based compensation" within the meaning of Section 162(m). Under the Tax Cuts and Jobs Act of 2017 (the Tax Act), effective for our taxable year beginning January 1, 2018, the exception under Section 162(m) for performance-based compensation will no longer be available, subject to transition relief for certain grandfathered arrangements in effect as of November 2, 2017. Given the lack of regulatory guidance to date, the Committee is not yet able to determine the full impact of the Tax Act changes to Section 162(m) on Brown-Forman and our compensation programs.

To maintain flexibility, Brown-Forman has never had a policy requiring that all NEO compensation be fully deductible, but the Committee has generally considered the issue of deductibility when making compensation decisions.

Compensation Risk Assessment

To determine the level of risk arising from our compensation policies and practices, we conduct an annual risk assessment, with oversight by the Committee, its independent advisor, FWC, and by our internal auditors. The assessment is based on a framework provided by FWC and examines the risk associated with the compensation programs applicable to all of our employees. The assessment also considers the features of our compensation programs that are designed to mitigate risk. We believe our compensation programs encourage and reward an appropriate level of risk taking. Management and the Committee concluded, based upon the results of the assessment for fiscal 2018, that our compensation policies and practices are not reasonably likely to have a material adverse effect on Brown-Forman.

Equity Award Grants

Under our equity award grant policy, the grant date of any award must be the date of the Committee or Board meeting at which it was approved, and the grant price must be the closing price of the relevant class of our common stock on the grant date. We do not have a program, plan, or practice of timing equity award grants in conjunction with the release of material nonpublic information (or vice versa). We have never re-priced or back-dated options or SSARs granted under any of our equity compensation plans, and our 2013 Omnibus Compensation Plan specifically prohibits such practices.

Source of Plan Shares

We try to limit the source of shares delivered to participants under our equity compensation plans to those we purchase from time to time on the open market (in connection with our publicly announced share repurchase program), in private transactions, or otherwise. If we determine that the timing of such purchases may unduly affect the market price of the shares, the purchases may be spread over a period of time sufficient to minimize this effect. We may use newly-issued shares to cover exercises or redemptions of awards and then purchase an equal number of shares on the open market or otherwise as quickly as is reasonably practicable thereafter. These practices minimize long-term dilution to our stockholders.

Margin Sales, Derivative Transactions Prohibited

Our Code of Conduct and Insider Trading Policy prohibits employees and directors from selling Brown-Forman securities that they do not own (a "short sale"), purchasing shares on margin, or holding shares in a margin account. Employees and directors also are prohibited from engaging in transactions involving exchange-traded options, puts, calls, or other derivative securities based on Brown-Forman securities.

Our Policy on Stock Ownership Guidelines

We do not have stock ownership guidelines for our employees. Due to our family-controlled status, we do not feel that encouraging employees to accumulate large quantities of Brown-Forman stock is a top priority. However, the Committee does review the stock ownership status of our NEOs before granting additional stock-based compensation each year to ensure that such grants are necessary and to assess potential retention risk. We list the stock beneficially owned by our NEOs on page 52.

Conclusion

We believe our executive compensation program continues to successfully attract, motivate, reward, and retain a team of talented and diverse executives and key employees, both in the United States and around the world, who will lead us to achieve our goal of being the best brand builder in the spirits industry and enable us to deliver sustainable and superior value to our stockholders over time.

COMPENSATION COMMITTEE REPORT

We, the Compensation Committee of the Board of Directors of Brown-Forman Corporation, have reviewed and discussed with management the above Compensation Discussion and Analysis, and based on such review and discussion, have recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

COMPENSATION COMMITTEE

Michael J. Roney, Chairman
Patrick Bousquet-Chavanne
John D. Cook

Compensation Tables

SUMMARY COMPENSATION

The following table sets forth the compensation of our NEOs for the fiscal years shown below, calculated under SEC rules.

FISCAL 2018 SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary[1]	Bonus[2]	Stock Awards[3]	SSAR/Option Awards[4]	Non-Equity Incentive Plan Compensation[5]	Change in Pension Value and Non-Qualified Deferred Compensation Earnings[6]	All Other Compensation[7]	Total
Paul C. Varga Company Chairman and Chief Executive Officer	2018	$1,145,870	$—	$1,499,682	$1,540,010	$4,202,610	$401,521	$37,042	**$8,826,735**
	2017	1,143,865	—	1,236,048	1,540,031	3,864,400	1,044,793	35,863	**8,865,000**
	2016	1,133,370	—	1,271,130	1,470,003	4,680,000	1,024,961	35,375	**9,614,839**
Jane C. Morreau Executive Vice President and Chief Financial Officer	2018	598,978	—	306,754	270,008	966,665	772,978	31,264	**2,946,647**
	2017	594,799	—	278,111	297,019	915,120	777,875	32,242	**2,895,166**
	2016	569,602	—	360,154	255,004	1,002,512	810,430	31,434	**3,029,136**
Mark I. McCallum Executive Vice President, President Jack Daniel's Brands	2018	661,480	—	244,267	215,006	1,173,350	450,726	30,466	**2,775,295**
	2017	658,973	—	201,326	215,034	981,191	431,265	31,085	**2,518,874**
	2016	642,521	—	257,253	212,519	1,008,400	484,855	33,233	**2,638,781**
Jill A. Jones Former Executive Vice President, President, NAR, CCSA, IMEA & GTR	2018	614,603	—	238,586	210,007	967,200	439,248	34,398	**2,504,042**
	2017	612,096	—	196,644	210,035	915,558	458,848	31,145	**2,424,326**
	2016	594,811	—	338,968	240,004	1,078,900	485,063	33,885	**2,771,631**
Lawson E. Whiting Executive Vice President, Chief Operating Officer[8]	2018	597,524	—	184,620	227,510	931,719	402,500	33,732	**2,377,605**
	2017	487,287	—	152,165	162,501	741,500	348,332	28,739	**1,920,524**

(1) Salary includes holiday bonus and is based on the fiscal year beginning May 1, 2017. The holiday bonus, which is provided to all salaried employees, is based on the employee's tenure as shown in the table below:

Length of Continuous Service	Amount of Holiday Bonus
3 months but less than 6 months	1/8 of monthly salary
6 months but less than 5 years	1/4 of monthly salary
5 years but less than 10 years	3/8 of monthly salary
10 years or more	1/2 of monthly salary

(2) NEOs do not receive non-performance-based compensation that would be considered a "Bonus" under SEC rules.

(3) Includes the aggregate grant date fair value of performance-based restricted stock granted during the respective fiscal years, calculated in accordance with FASB ASC Topic 718. The grant date fair value of awards subject to performance conditions was calculated based on the probable outcome of the performance condition as of the grant date for the award, which for all years is based on the target number of shares. Assumptions used in the calculation of these amounts are included in Note 9 to our audited financial statements for the fiscal year ended April 30, 2018, which appear in our Annual Report on Form 10-K for fiscal 2018.

(4) Includes the aggregate grant date fair values of SSARs granted during the respective fiscal years, calculated in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 9 to our audited financial statements for the fiscal year ended April 30, 2018, which appear in our Annual Report on Form 10-K for fiscal 2018.

(5) Amounts listed for fiscal 2018 include short-term cash incentive compensation paid for the one-year performance period ending on April 30, 2018, and long-term cash incentive compensation paid for the three-year performance period ending on April 30, 2018, as approved by the Compensation Committee in May 2018 and paid on June 15, 2018. These amounts are shown below.

	Short-Term Cash	Long-Term Cash	Total
Paul C. Varga	$2,069,010	$2,133,600	$4,202,610
Jane C. Morreau	588,840	377,825	966,665
Mark I. McCallum	633,600	539,750	1,173,350
Jill A. Jones	611,600	355,600	967,200
Lawson E. Whiting	550,719	381,000	931,719

(6) Amounts represent changes between fiscal years in the actuarial present value of the accumulated pension benefits of each of the NEOs under the applicable pension or savings plan. Pension values may fluctuate significantly from year to year depending on a number of factors, including age, years of service, average annual earnings, and the assumptions used to determine the present value, such as the discount rate and mortality tables. Please see the Pension Benefits Table on page 46 for the assumptions used in calculating the change in pension value. None of the NEOs received above-market or preferential earnings (as these terms are defined by the SEC) on their non-qualified deferred compensation accounts.

	Qualified	Non-Qualified	Total
Paul C. Varga	$49,677	$351,844	$401,521
Jane C. Morreau	105,505	667,473	772,978
Mark I. McCallum	95,254	355,472	450,726
Jill A. Jones	59,841	379,407	439,248
Lawson E. Whiting	52,869	349,631	402,500

(7) The following table sets forth each component of the "All Other Compensation" column.

Name	401(k) Matching Contribution[a]	Cost of Company-Provided Life Insurance	Cost of Company-Leased Car[b]	Other[c]	Total
Paul C. Varga	$14,000	$3,216	$15,826	$4,000	$37,042
Jane C. Morreau	13,500	3,214	10,550	4,000	31,264
Mark I. McCallum	13,500	3,216	11,925	1,825	30,466
Jill A. Jones	13,500	3,216	13,682	4,000	34,398
Lawson E. Whiting	15,906	2,535	14,511	780	33,732

(a) For the period May 1, 2017, through April 30, 2018.

(b) Values based on the cost to Brown-Forman during the fiscal year, including lease payments, maintenance, registration, and insurance premiums.

(c) Reimbursement of financial planning expenses up to a limit of $4,000 for the fiscal year.

(8) Compensation for Mr. Whiting is provided for only fiscal 2017 and fiscal 2018 as he was not an NEO in fiscal 2016.

GRANTS OF PLAN-BASED AWARDS

The following table contains information regarding the equity and non-equity awards granted to our NEOs during fiscal 2018 under our 2013 Omnibus Compensation Plan. For additional information on the fiscal 2018 awards, please see the Compensation Discussion and Analysis, which begins on page 24.

FISCAL 2018 GRANTS OF PLAN-BASED AWARDS TABLE

Name	Grant Date	Award Type[1]	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[2]			Estimated Possible Payouts Under Equity Incentive Plan Awards[3]			All Other Option Awards: Number of Securities Underlying Options[4]	Exercise or Base Price of Option Awards[5]	Grant Date Fair Value of Stock and Option Awards[6]
			Threshold	Target	Maximum	Threshold	Target	Maximum			
Paul C. Varga		STC	$0	$1,455,000	$2,910,000						
		LTC	0	1,540,000	3,080,000						
	7/27/2017	PBRS-A				12,630	25,259	37,889			$1,114,968
	2/28/2018	PBRS-B				3,158	6,315	9,473			384,714
	7/27/2017	SSAR							231,052	$39.76	1,540,010
Jane C. Morreau		STC	0	420,000	840,000						
		LTC	0	360,000	720,000						
	7/27/2017	PBRS-A				2,584	5,167	7,751			228,062
	2/28/2018	PBRS-B				646	1,292	1,938			78,692
	7/27/2017	SSAR							40,510	$39.76	270,008
Mark I. McCallum		STC	0	450,000	900,000						
		LTC	0	430,000	860,000						
	7/27/2017	PBRS-A				2,058	4,115	6,173			181,605
	2/28/2018	PBRS-B				515	1,029	1,544			62,662
	7/27/2017	SSAR							32,258	$39.76	215,006
Jill A. Jones		STC	0	440,000	880,000						
		LTC	0	420,000	840,000						
	7/27/2017	PBRS-A				2,010	4,019	6,029			177,381
	2/28/2018	PBRS-B				503	1,005	1,508			61,205
	7/27/2017	SSAR							31,508	$39.76	210,007
Lawson E. Whiting		STC	0	390,027	780,054						
		LTC	0	405,833	811,666						
	7/27/2017	PBRS-A				1,555	3,110	4,665			137,259
	2/28/2018	PBRS-B				389	778	1,167			47,361
	7/27/2017	SSAR							34,134	$39.76	227,510

(1) "STC" represents short-term (or annual) incentive compensation payable in cash. "LTC" represents long-term incentive compensation payable in cash at the end of a three-year performance period. "PBRS-A" represents Class A common performance-based restricted stock units. "PBRS-B" represents Class B common performance-based restricted stock units granted on PBRS-A, in connection with a 5-for-4 stock split, effected in the form of a stock dividend. For every four shares of either Class A or Class B common stock held, stockholders of record as of the close of business on February 7, 2018, received one share of Class B common stock, with any fractional shares payable in cash. The additional shares and cash for fractional shares were distributed to stockholders on February 28, 2018. "SSAR" represents Class B common stock-settled stock appreciation rights.

(2) Amounts represent potential value of the short-term incentive compensation opportunity for the fiscal 2018 performance period and the cash component of the long-term incentive compensation opportunity for the fiscal 2018 through fiscal 2020 performance period. No amounts are payable if threshold underlying operating income performance levels are not achieved. STC and LTC are capped at 200% of target. Please see the "Non-Equity Incentive Plan Compensation" column of the Fiscal 2018 Summary Compensation Table on page 40 for amounts actually paid. These amounts include the short-term cash incentive compensation paid for the one-year performance period ending on April 30, 2018, and the long-term cash incentive compensation paid for the three-year performance period ending on April 30, 2018. The maximum awards providing for cash settlement that may be granted to any NEO in fiscal 2018 were capped at $6,000,000.

(3) Amounts represent the estimated payouts of the PBRS-A and PBRS-B, together "PBRS," awards granted in fiscal 2018. PBRS awards are initially determined as a cash value, converted to units based on the closing price of the Class A or Class B common stock on the date of grant, and then subject to a three-year performance period followed by a one-year holding period. The final number of shares earned will be determined by multiplying the number of units by the three-year performance percentage, and adjusting the resulting number upwards to account for dividends paid during the second and third years of the performance period. PBRS awards granted in fiscal 2018 will vest on April 30, 2020. The estimated possible payouts assume Brown-Forman continues to issue dividends at the current rate during the performance period.

(4) The number of SSARs awarded for fiscal 2018 was determined by dividing the total cash value of each SSAR award by the Black-Scholes value ($8.49) of our Class B common stock as of the close of trading on the date of grant, July 27, 2017. SSARs become exercisable on the first day of the third fiscal year following the fiscal year of grant, and generally are exercisable for seven fiscal years thereafter (barring certain events that may cause an award to become exercisable earlier). SSARs granted July 27, 2017, become exercisable on May 1, 2020, and expire April 30, 2027. Values noted are inclusive of adjustments for the 5-for-4 stock split effective on February 28, 2018 and special dividend effective on April 23, 2018.

(5) The exercise price for the SSARs represents the closing price of our Class B common stock on the grant date. This value has been adjusted to account for the February 28, 2018 stock split and the April 23, 2018 special dividend.

(6) Calculated in accordance with FASB ASC Topic 718. Awards subject to performance conditions are calculated based on the probable outcome of the performance condition as of the grant date. Assumptions used in the calculation of these amounts appear in Note 9 to our audited financial statements for the fiscal year ended April 30, 2018, which are included in our Annual Report on Form 10-K for fiscal 2018.

OUTSTANDING EQUITY AWARDS

The following table lists the outstanding equity awards held by our NEOs as of April 30, 2018. The year-end values shown in the table are based on the April 30, 2018, closing prices for our Class A common stock, $53.37, and our Class B common stock, $56.04.

OUTSTANDING EQUITY AWARDS AT 2018 FISCAL YEAR END TABLE

| Name | Grant Date | SSAR Awards[1][2] | | | | Stock Awards[2][3] | | | |
		Number of Securities Underlying Unexercised SSARs Exercisable	Number of Securities Underlying Unexercised SSARs Unexercisable	SSAR Exercise Price	SSAR Expiration Date	Number of Shares or Units of Stock That Have Not Vested[4]	Market Value of Shares or Units of Stock That Have Not Vested[4][5]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[6][7]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[8]
Paul C. Varga	7/26/2012	235,630		$23.05	4/30/2022				
	7/25/2013	158,757		28.43	4/30/2023				
	7/24/2014	155,424		36.11	4/30/2024				
	7/23/2015		196,435	40.15	4/30/2025				
	7/28/2016		273,905	38.48	4/30/2026				
	7/27/2017		231,052	39.76	4/30/2027				
	7/25/2013							183,205	$9,875,447
	7/23/2015					37,035	$1,996,327		
	7/28/2016							48,601	2,619,764
	7/27/2017							47,362	2,553,003
Jane C. Morreau	7/22/2010	32,067		$15.09	4/30/2020				
	7/28/2011	36,588		18.22	4/30/2021				
	7/26/2012	28,267		23.05	4/30/2022				
	7/25/2013	23,601		28.43	4/30/2023				
	7/24/2014	34,194		36.11	4/30/2024				
	7/23/2015		34,077	40.15	4/30/2025				
	7/28/2016		52,827	38.48	4/30/2026				
	7/27/2017		40,510	39.76	4/30/2027				
	7/23/2015					10,494	$565,666		
	7/28/2016							10,936	$589,488
	7/27/2017							9,689	522,276
Mark I. McCallum	7/28/2011	58,947		$18.22	4/30/2021				
	7/26/2012	63,316		23.05	4/30/2022				
	7/25/2013	40,678		28.43	4/30/2023				
	7/24/2014	34,836		36.11	4/30/2024				
	7/23/2015		28,399	40.15	4/30/2025				
	7/28/2016		38,241	38.48	4/30/2026				
	7/27/2017		32,258	39.76	4/30/2027				
	7/23/2015					7,496	$404,064		
	7/28/2016							7,917	$426,754
	7/27/2017							7,717	415,979

OUTSTANDING EQUITY AWARDS AT 2018 FISCAL YEAR END TABLE (CONTINUED)

Name	Grant Date	SSAR Awards[1][2]				Stock Awards[2][3]			
		Number of Securities Underlying Unexercised SSARs Exercisable	Number of Securities Underlying Unexercised SSARs Unexercisable	SSAR Exercise Price	SSAR Expiration Date	Number of Shares or Units of Stock That Have Not Vested[4]	Market Value of Shares or Units of Stock That Have Not Vested[4][5]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[6][7]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[8]
Jill A. Jones	7/26/2012	28,267		23.05	4/30/2022				
	7/25/2013	24,887		28.43	4/30/2023				
	7/24/2014	26,035		36.11	4/30/2024				
	7/23/2015		32,072	40.15	4/30/2025				
	7/28/2016		37,352	38.48	4/30/2026				
	7/27/2017		31,508	39.76	4/30/2027				
	7/23/2015					9,877	$532,409		
	7/28/2016							7,732	$416,782
	7/27/2017							7,537	406,276
Lawson E. Whiting	7/28/2011	21,848		$18.22	4/30/2021				
	7/26/2012	19,763		23.05	4/30/2022				
	7/25/2013	21,884		28.43	4/30/2023				
	7/24/2014	15,382		36.11	4/30/2024				
	7/23/2015		20,045	40.15	4/30/2025				
	7/28/2016		28,903	38.48	4/30/2026				
	7/27/2017		34,134	39.76	4/30/2027				
	7/23/2015					5,291	$285,806		
	7/28/2016							5,984	$322,559
	7/27/2017							5,832	314,370

(1) SSAR awards are exercisable for shares of Class B common stock. All SSARs vest and become fully exercisable on the first day of the third fiscal year following the fiscal year of grant, and generally are exercisable for seven fiscal years thereafter (barring certain events that may require an award to become exercisable earlier).

(2) On February 28, 2018, we completed a special distribution of shares of our Class B common stock. For every four shares of Class A or Class B common stock held, stockholders of record as of the close of business on February 7, 2018, received one share of Class B common stock, with any fractional shares paid in cash (outstanding option and SSAR awards were rounded up to the next whole share). The additional shares and cash for fractional shares were distributed to stockholders on February 28, 2018, and outstanding equity award amounts and exercise prices were adjusted as of the same date, to account for this distribution, and are presented herein on an adjusted basis.

(3) Represents Class A and Class B common performance-based restricted stock awards with a three-year performance period, followed by a one-year vesting or holding period. The performance-based restricted stock awards granted on July 23, 2015, July 28, 2016, and July 27, 2017, will vest on April 30, 2019, April 30, 2020, and April 30, 2021, respectively.

(4) Reflects the number of shares of restricted Class A and Class B common stock that was issued on June 1, 2018, upon satisfaction of the performance measures prescribed for the performance-based restricted stock awards granted on July 23, 2015. The number of shares issued was determined by multiplying the cash value of the target award by a three-year performance percentage (150%), dividing that amount by $55.65, which was the 2-for-1 split-adjusted closing price of our Class A common stock on the date of the grant, and then adjusting the resulting number upwards to account for dividends paid during the second and third years of the performance period. The shares of Class A common stock were split into additional shares of Class B common stock for the 5-for-4 split on February 28, 2018. The restrictions on these additional shares will lapse on April 30, 2019.

(5) The market value for the shares of restricted Class A and Class B common stock was determined by multiplying the number of shares of restricted Class A and Class B common stock by its respective price on April 30, 2018. The closing price for our Class A common stock was $53.37 and the closing price for our Class B common stock was $56.04.

(6) Amounts shown represent the estimated maximum possible payout of PBRS based on a performance multiplier of 150% of target for the awards granted in fiscal years 2017 and 2018. PBRS awards are initially determined as a cash value, converted to units, then subject to a three-year performance period followed by a one-year holding period. The number of shares of PBRS ultimately awarded will be determined by multiplying the initial number of units by a three-year performance adjustment factor and adjusting the resulting number to account for dividends paid during the second and third years of the performance period.

(7) On July 25, 2013, Mr. Varga received a one-time performance-based special grant of 67,513 Class A shares of restricted stock. During the performance period, dividends accrued and the award was adjusted for all applicable stock splits during the vesting period, subject to the same performance measures as the initial grant. The market value was determined by multiplying the final number of outstanding Class A restricted shares, 146,581, by $53.37 (the closing price of Class A common stock on April 30, 2018) and by multiplying the final number of outstanding Class B restricted shares, 36,624, by $56.04 (the closing price of Class B common stock on April 30, 2018).

(8) Market value for the PBRS awards was determined by multiplying the number of Class A shares by $53.37 (the closing price of our Class A common stock on April 30, 2018) and by multiplying the number of Class B shares by $56.04 (the closing price of our Class B common stock on April 30, 2018).

OPTION EXERCISES AND STOCK VESTED

The following table shows all SSAR awards exercised by the NEOs during fiscal 2018 and the value realized upon exercise, as well as all stock awards in which our NEOs vested during fiscal 2018 and the value realized upon vesting.

FISCAL 2018 OPTION EXERCISES AND STOCK VESTED TABLE

| Name | Option/SSAR Awards[1] | | Stock Awards[2] | | |
	Number of Shares Acquired on Exercise	Value Realized on Exercise[3]	Number of Class A Shares Acquired on Vesting[4]	Number of Class B Shares Acquired on Vesting[5]	Value Realized on Vesting[6]
Paul C. Varga[7]	239,403	$8,070,737	15,920	3,980	$1,072,690
Jane C. Morreau[8]	28,658	1,264,254	3,094	773	208,446
Mark I. McCallum[9]	109,731	4,415,824	3,059	764	206,073
Jill A. Jones	—	—	2,668	667	179,770
Lawson E. Whiting	—	—	1,351	337	90,988

(1) All SSAR awards are settled in Class B common stock.

(2) Stock awards are in the form of Class A and Class B common stock.

(3) Equals the difference between the SSAR exercise price and the market price of the underlying shares at time of exercise, multiplied by the number of SSAR awards exercised.

(4) The grant date for all awards of Class A common performance-based restricted stock shown in the table was July 24, 2014. The vesting date was April 30, 2018.

(5) Class B common stock was issued as a result of the 5-for-4 stock split on February 28, 2018.

(6) Equals the sum of the closing price of each underlying security on the vesting date multiplied by the number of shares of the applicable class of common stock that vested. The closing price of our Class A common stock on the vesting date, April 30, 2018, was $53.37. The closing price of our Class B common stock on the vesting date, April 30, 2018, was $56.04.

(7) Mr. Varga exercised 239,403 SSAR awards on December 14, 2017.

(8) Ms. Morreau exercised 28,658 SSAR awards on January 2, 2018.

(9) Mr. McCallum exercised 109,731 SSAR awards on December 11, 2017.

PENSION BENEFITS

We maintain both tax-qualified and non-qualified supplemental excess retirement plans. The following table shows the present value of accumulated pension benefits payable to each of our NEOs under our tax-qualified plan (Brown-Forman Corporation Salaried Employees Retirement Plan) and under our non-qualified excess plan (Brown-Forman Supplemental Executive Retirement Plan), based on the pension earned as of our most recent FASB ASC Topic 715 measurement date, April 30, 2018. These plans are described below the table.

FISCAL 2018 PENSION BENEFITS TABLE

Name	Plan Name	Number of Years Credited Service	Present Value of Accumulated Benefit[1]	Payments During Last Fiscal Year
Paul C. Varga	Qualified	31.00	$1,091,608	—
	Non-Qualified	31.00	13,214,251	—
Jane C. Morreau	Qualified	26.58	1,211,869	—
	Non-Qualified	26.58	4,075,249	—
Mark I. McCallum	Qualified	14.75	787,254	—
	Non-Qualified	14.75	3,178,119	—
Jill A. Jones	Qualified	18.17	626,151	—
	Non-Qualified	18.17	2,333,658	—
Lawson E. Whiting	Qualified	20.83	619,160	—
	Non-Qualified	20.83	1,295,870	—

(1) Actuarial present value of each NEO's accumulated pension benefit as of our FASB ASC Topic 715 measurement date, April 30, 2018, using a 4.23% discount rate, expected retirement age of 65, and RP-2014 mortality table adjusted to 2006 with MP-2017 for employees and healthy annuitants with a fully generational projection using scale MP-2017.

Brown-Forman Corporation Salaried Employees Retirement Plan

Most U.S. salaried employees, and all of our NEOs, participate in the tax-qualified Brown-Forman Corporation Salaried Employees Retirement Plan. This is a funded, non-contributory, defined benefit pension plan that provides monthly retirement benefits based on the participant's age at retirement, years of service, and "Final Average Compensation" (described below). Retirement benefits are not offset by Social Security benefits and are assumed for actuarial purposes to be payable at age 65. Participants vest in the plan after five years of service.

Brown-Forman Corporation Supplemental Executive Retirement Plan

U.S. federal tax law limits the amount of compensation that may be used annually to accrue benefits under our tax-qualified Salaried Employees Retirement Plan. For employees whose compensation exceeds these limits, including our NEOs, we maintain a non-qualified supplemental executive retirement plan (SERP). The SERP restores the benefits that are lost due to U.S. federal tax law limitations. The SERP also provides faster vesting for certain key employees who join us mid-career. All NEOs are vested in the SERP.

Pension Formula

The formula to calculate the combined total pension benefit under both plans includes the following factors:

- Final Average Compensation (FAC) is the average compensation of the highest consecutive five calendar years in the last ten calendar years of employment. For this purpose, compensation is considered to be salary, holiday bonus, and short-term incentive compensation (not long-term cash or equity compensation).
- Social Security Covered Compensation (CC) is the average of the Social Security Taxable Wage Base in effect for each calendar year during the 35 years ending with the calendar year in which a participant reaches Social Security Retirement age.
- Credited Service (Service) is the number of years and whole months during which the participant is employed by Brown-Forman at a location or division that participates in the pension plan, up to a maximum of 30 years.

The table below shows the pension formula and gives a sample calculation.

MONTHLY PENSION FORMULA FOR A PARTICIPANT RETIRING AT THE REGULAR RETIREMENT AGE OF 65

Generalized Formula	Sample calculation: assume FAC of $400,000, CC of $80,000, and Service of 30 years		Amount
1.3% multiplied by FAC up to CC	$0.013 \times \$80,000$	=	$1,040
1.75% multiplied by FAC above CC	$0.0175 \times \$320,000$	=	5,600
			6,640
The sum of the above multiplied by years of service	$\times 30$	=	199,200
Divide by 12 to get the monthly pension (before reduction for early retirement or optional forms of payment)	$\div 12$	=	$16,600

Early retirement is available at age 55 under both plans. Jane C. Morreau and Mark I. McCallum are the only NEOs who are currently eligible for early retirement.

Those who retire before age 65 under the final average pay formula have their pension payments reduced by 3% for each year (1/4 of 1% for each month) that payments start prior to age 65. Retirees also can reduce their pension payment to purchase optional forms of payment that protect a spouse or ensure a minimum payment period.

Once the final pension is determined, the federal rules that govern the maximum pension that can be paid under the qualified plan are applied to determine the portion to be paid under the qualified plan, and the remaining amount becomes payable under the non-qualified pension plan.

NON-QUALIFIED DEFERRED COMPENSATION

Effective January 1, 2011, we adopted the Brown-Forman Corporation Non-Qualified Savings Plan. Additional information on this plan may be found under "Brown-Forman Corporation Non-Qualified Savings Plan" on page 37. The following table provides information on plan contributions and earnings for our NEOs for fiscal 2018.

FISCAL 2018 NON-QUALIFIED DEFERRED COMPENSATION TABLE

	Executive Contributions in Last FY[1]	Registrant Contributions in Last FY	Aggregate Earnings in Last FY[2]	Aggregate Withdrawals/ Distributions[3]	Aggregate Balance at Last FYE[4]
Paul C. Varga	$752,068	$—	$1,006,761	$(2,195,737)	$5,908,528
Jane C. Morreau	255,235	—	63,042	—	1,395,691
Mark I. McCallum	—	—	123,079	(211,650)	1,154,018
Jill A. Jones	351,810	—	64,743	(35,842)	1,986,700
Lawson E. Whiting	—	—	—	—	—

(1) Contributions shown in this column are included in each NEO's compensation reported in the Fiscal 2018 Summary Compensation Table, under "Salary" for the current fiscal year or under "Non-Equity Incentive Plan Compensation" in the previous fiscal year.

(2) NEOs participating in the Savings Plan may notionally invest their plan balances in mutual funds within generally the same asset classes available to participants in our qualified 401(k) savings plan. The Savings Plan does not guarantee a return on deferred amounts. Earnings in this column represent deemed investment earnings or losses attributable to the change in market value of the notional investments. These amounts are not reported in the Fiscal 2018 Summary Compensation Table because the Savings Plan does not provide for above-market or preferential earnings.

(3) Mr. Varga, Mr. McCallum, and Ms. Jones each made a withdrawal from our non-qualified savings plan, as allowed under its terms and conditions.

(4) Amounts reflect, with the exception of the values denoted on the other columns, compensation previously disclosed in our proxy statements from 2016 to 2018.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

We do not provide our NEOs with any separate contract, agreement, or arrangement that allows for payments or benefits upon termination or a change in control or that discriminates in favor of an NEO in scope or terms of operation. We offer certain benefits to executives whose employment terminates before incentive awards are paid, depending upon the circumstances surrounding their termination. These benefits, shown in the table below, are intended to continue to link an executive's compensation to Brown-Forman's performance after the executive's employment has ended and to avoid penalizing executives in situations where the termination was outside of their control.

TREATMENT OF SHORT-TERM AND LONG-TERM INCENTIVE AWARDS UPON TERMINATION OF EMPLOYMENT

Termination Event	Short-Term Cash Incentives	Long-Term Cash Incentives and Performance-Based Restricted Stock	SSARs
Retirement[1]	Awards granted in the fiscal year of termination are prorated based on the time worked during that fiscal year, adjusted for performance, and paid at the same time and in the same manner as to active employees.	Awards granted in the fiscal year of termination are prorated based on the time worked during that year, adjusted for performance, and paid soon after the end of the performance period. Outstanding unpaid awards are not reduced, but are adjusted for performance and paid soon after the end of the performance period.	Awards granted in the fiscal year of termination are prorated based on the time worked during that year. Other outstanding awards are not reduced. All awards become exercisable at the same time and in the same manner as for active employees. Retirees must exercise awards by the earlier of the original expiration date or the end of seven years following the date of retirement.
Involuntary Not for Cause			Awards granted in the fiscal year of termination are prorated based on the time worked during the year. Other outstanding awards are not reduced. All awards become exercisable at the same time and in the same manner as for active employees. Awards must be exercised by the original expiration date, or, if earlier, by the later of twelve months following the date of termination or twelve months following the first exercise date.
Death/Permanent Disability	Awards granted in the fiscal year of termination are prorated based on the time worked during that year and are paid upon termination at a target level of performance.	Awards granted in the fiscal year of termination are prorated based on the time worked during that year and become payable shortly after termination at a target level of performance. Outstanding unpaid awards are not reduced and become payable shortly after termination at a target level of performance.	Awards granted in the fiscal year of termination are prorated based on the time worked during that year. Other outstanding awards are not reduced. All awards become exercisable on the date of death or permanent disability. Awards must be exercised by the earlier of the expiration date or the end of five years following the date of death or termination of employment due to disability.
Voluntary Termination or Involuntary for Poor Performance	Awards granted in the fiscal year of termination are forfeited.	All unearned or nonvested awards are forfeited.	All nonvested awards are forfeited. Exercisable awards may be exercised for up to 30 days, or, if earlier, until the original expiration date.
Involuntary for Cause			All outstanding awards are forfeited.

(1) Retirement applies to those executives who leave Brown-Forman at or after age 55 with at least five years of service or at or after age 65 with any service.

Change in Control and Termination Upon Change in Control

In the event of a change in control, as defined in the Brown-Forman 2013 Omnibus Plan or the Brown-Forman 2004 Omnibus Plan, as applicable, short-term and long-term incentive compensation cycles continue unaffected, and outstanding options and SSARs become immediately vested but remain exercisable according to their original vesting schedule. In the event an executive's employment is terminated by Brown-Forman (or its successor) without cause or by the executive within 60 days after a constructive discharge, in either case within one year following a change in control, all outstanding awards become immediately vested and exercisable, restriction periods lapse, and cash awards are paid out pro-rata based on target performance through the effective date of termination. In the event of a change in control that modifies the capital structure of Brown-Forman (or its successors), the realizable value on exercise of outstanding options and SSARs is subject to adjustment as described in the applicable Omnibus Plan.

The following table illustrates the value of compensation available to our NEOs as if their employment terminated on April 30, 2018, the last day of our 2018 fiscal year, under various scenarios. The compensation included is only amounts that would have been payable as a direct result of the specified triggering event. This table excludes the value of pension benefits that are disclosed in the Fiscal 2018 Pension Benefits Table on page 46 and the amounts payable under deferred compensation plans that are disclosed in the Fiscal 2018 Non-Qualified Deferred Compensation Table on page 47.

FISCAL 2018 POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL TABLE

Name	Death Benefit[1]	Holiday Bonus[2]	STC[3]	LTC[4]	PBRS[4]	SSARs[5]	SRS[6]	Total
Paul C. Varga								
Voluntary Termination	—	—	—	—	—	—	—	—
Involuntary Termination for Cause	—	—	—	—	—	—	—	—
Involuntary Termination Not for Cause	—	$19,113	$2,069,010	$5,213,600	$7,087,185	$11,694,052	—	$26,082,960
Retirement	—	19,113	2,069,010	5,213,600	7,087,185	11,694,052	—	26,082,960
Death/Permanent Disability	$2,000,000	19,113	1,455,000	4,760,000	5,390,232	11,694,052	$7,900,357	33,218,754
Change in Control	—	—	—	—	—	11,694,052	—	11,694,052
Termination Upon Change in Control	—	19,113	1,455,000	4,760,000	5,390,232	11,694,052	9,875,447	33,193,844
Jane C. Morreau[7]								
Voluntary Termination	—	$9,991	$588,840	$1,043,825	$1,659,004	$2,128,868	—	$5,430,528
Involuntary Termination for Cause	—	—	—	—	—	—	—	—
Involuntary Termination Not for Cause	—	9,991	588,840	1,043,825	1,659,004	2,128,868	—	5,430,528
Retirement	—	9,991	588,840	1,043,825	1,659,004	2,128,868	—	5,430,528
Death/Permanent Disability	$3,000,000	9,991	420,000	963,500	1,294,558	2,128,868	—	7,816,917
Change in Control	—	—	—	—	—	2,128,868	—	2,128,868
Termination Upon Change in Control	—	9,991	420,000	963,500	1,294,558	2,128,868	—	4,816,917
Mark I. McCallum[7]								
Voluntary Termination	—	$11,033	$633,600	$1,399,750	$1,233,406	$1,648,133	—	$4,925,922
Involuntary Termination for Cause	—	—	—	—	—	—	—	—
Involuntary Termination Not for Cause	—	11,033	633,600	1,399,750	1,233,406	1,648,133	—	4,925,922
Retirement	—	11,033	633,600	1,399,750	1,233,406	1,648,133	—	4,925,922
Death/Permanent Disability	$2,000,000	11,033	450,000	1,285,000	956,959	1,648,133	—	6,351,125
Change in Control	—	—	—	—	—	1,648,133	—	1,648,133
Termination Upon Change in Control	—	11,033	450,000	1,285,000	956,959	1,648,133	—	4,351,125
Jill A. Jones[8]								
Voluntary Termination	—	—	—	—	—	—	—	—
Involuntary Termination for Cause	—	—	—	—	—	—	—	—
Involuntary Termination Not for Cause	—	$10,251	$611,600	$1,195,600	$1,342,506	$1,678,693	—	$4,838,650
Retirement	—	10,251	611,600	1,195,600	1,342,506	1,678,693	—	4,838,650
Death/Permanent Disability	$2,000,000	10,251	440,000	1,120,000	1,072,473	1,678,693	—	6,321,417
Change in Control	—	—	—	—	—	1,678,693	—	1,678,693
Termination Upon Change in Control	—	10,251	440,000	1,120,000	1,072,473	1,678,693	—	4,321,417
Lawson E. Whiting								
Voluntary Termination	—	—	—	—	—	—	—	—
Involuntary Termination for Cause	—	—	—	—	—	—	—	—
Involuntary Termination Not for Cause	—	$11,120	$550,719	$1,216,000	$912,084	$1,381,927	—	$4,071,850
Retirement	—	11,120	550,719	1,216,000	912,084	1,381,927	—	4,071,850
Death/Permanent Disability	$2,590,000	11,120	390,027	1,135,000	703,124	1,381,927	—	6,211,198
Change in Control	—	—	—	—	—	1,381,927	—	1,381,927
Termination Upon Change in Control	—	11,120	390,027	1,135,000	703,124	1,381,927	—	3,621,198

(1) Death benefit includes amounts provided by Brown-Forman as an insurance benefit (generally available to all salaried employees) and additional amounts elected and paid for by each NEO as optional insurance coverage.

(2) Prorated holiday bonus is provided in the event of involuntary termination not-for-cause, retirement, death/permanent disability, and termination upon change in control. Holiday bonus is calculated based on a December 1 to November 30 payment cycle.

(3) Prorated short-term cash incentives are provided in the event of involuntary termination not-for-cause, retirement, death/permanent disability, and termination upon change in control. In the event of retirement or involuntary termination not-for-cause, awards are based on actual company performance and are paid at the same time and in the same manner as to active employees. Short-term cash incentives shown for retirement or involuntary termination not-for-cause are performance-adjusted awards paid for fiscal 2018. In the event of death/permanent disability or termination upon a change in control, awards are paid as soon as practicable after termination at a target level of performance. Short-term cash incentives shown for death/permanent disability or termination upon a change in control are shown at target. Awards shown are not prorated because termination is assumed to have occurred on the last day of our fiscal year.

(4) Continued vesting of a prorated portion of long-term cash incentives and performance-based restricted stock is provided in the event of involuntary termination not-for-cause, retirement, death/permanent disability, or termination upon a change in control. In the event of retirement or involuntary termination not-for-cause, awards are based on actual company performance and generally are paid at the same time and in the same manner as to active employees. Values shown for long-term cash incentives in situations of retirement or involuntary termination not-for-cause are based on actual payouts for the performance period that ended in fiscal 2018 and target performance for performance periods ending in the future. Values shown for performance-based restricted stock in instances of retirement or involuntary termination not-for-cause are based on the April 30, 2018, market value of restricted shares granted in fiscal 2016 and the estimated maximum possible payout of 150% of target for awards granted in fiscal years 2017 and 2018. In the event of death/permanent disability or termination upon a change in control, awards are paid as soon as practicable after termination at a target level of performance. Values shown for long-term cash incentives in situations of death/permanent disability or termination upon a change in control are based on target levels of performance. Values shown for performance-based restricted stock in instances of death/permanent disability or termination upon a change in control are based on the April 30, 2018, market value of restricted shares granted in fiscal 2016 and the estimated possible payout of 100% of target for awards granted in fiscal years 2017 and 2018. Awards granted in the year of termination are adjusted pro-rata based on the time worked during the fiscal year. Other outstanding awards are not reduced. Awards shown are not prorated because termination is assumed to have occurred on the last day of our fiscal year.

(5) Continued vesting of a prorated portion of SSARs is provided in the event of involuntary termination not-for-cause, retirement, or death/permanent disability. In the event of retirement or involuntary termination not-for-cause, SSARs become vested at the same time and in the same manner as they do for active employees. In the event of retirement, SSARs must be exercised by the sooner of the original expiration date or the end of seven years following the date of retirement. Employees terminated not-for-cause must exercise their SSARs by the sooner of the original expiration date or 12 months following vesting or, if vested, 12 months following termination. In the event of death/permanent disability, SSARs vest immediately and must be exercised by the sooner of the original expiration date or five years following the date of death or termination due to disability. In the event of a termination following a change in control, SSARs vest immediately and remain exercisable until 30 days following the original scheduled vesting date. Awards granted in the year of termination are adjusted pro-rata based on the time worked during the fiscal year. Awards shown are not prorated because termination is assumed to have occurred on the last day of our fiscal year. Amounts shown represent the value realized upon vesting or non-forfeitability of nonvested SSARs based upon the difference between the exercise price and the closing price of our Class B common stock on April 30, 2018.

(6) On July 25, 2013, Mr. Varga received a one-time special restricted stock grant of 67,513 shares of Class A common stock. During the performance period, dividends accrued and the award was adjusted for applicable stock splits during the vesting period as described in footnote 8 of the Outstanding Equity Awards at 2018 Fiscal Year End Table on page 45, and are subject to the same performance measures as the initial grant. This award vested on June 1, 2018.

(7) As retirement-eligible NEOs, each of Ms. Morreau and Mr. McCallum would be treated as a retiree in the event of voluntary termination.

(8) Ms. Jones's employment with Brown-Forman ended on May 31, 2018. Actual values paid to Ms. Jones are reflected on the Form 8-K filed on May 14, 2018.

Stock Ownership

BENEFICIAL OWNERS OF MORE THAN 5% OF BROWN-FORMAN'S VOTING STOCK

The table below identifies each beneficial owner of more than 5% of our Class A common stock, our only class of voting stock, as of April 30, 2018. Each of the beneficial owners listed in the table is an entity controlled by Brown family members.

The aggregate number of shares of Class A common stock beneficially owned by the persons in this table is 106,682,221 shares, or 63.1% of the 169,048,402 shares of Class A common stock outstanding as of the close of business on April 30, 2018. Taking into account ownership of shares of our non-voting Class B common stock, the Brown family controls more than 50% of the economic ownership in Brown-Forman.

Name and Address	Amount and Nature of Beneficial Ownership Voting and Investment Power[1]			
	Sole	Shared	Total	Percent of Class
Wolf Pen Branch, LP **Wolf Pen Branch GP, LLC**[2] 4969 U.S. Highway 42, Suite 2000 Louisville, Kentucky 40222	88,473,917	—	88,473,917	52.3%
Avish Agincourt, LLC 829 West Main Street Louisville, Kentucky 40202	18,208,304	—	18,208,304	10.8%

(1) Based upon information furnished to Brown-Forman by the named persons and information contained in filings with the SEC. Under SEC rules, a person is deemed to beneficially own shares over which the person has or shares voting or investment power or as to which the person has the right to acquire beneficial ownership within 60 days (including shares underlying options or stock appreciation rights that are exercisable within 60 days).

(2) Wolf Pen Branch, LP has sole voting power with respect to the shares reflected in the table and sole investment power with respect to 42,000,000 shares of Class A common stock. Wolf Pen Branch GP, LLC has voting and investment power with respect to the same shares by virtue of serving as general partner of Wolf Pen Branch, LP.

STOCK OWNED BY DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth, as of April 30, 2018, the amount of our Class A and Class B common stock beneficially owned by each current director, each director nominee, each Named Executive Officer, and by all directors and executive officers as a group. Some shares shown below are beneficially owned by more than one person. As of the close of business on April 30, 2018, there were 169,048,402 shares of Class A common stock and 311,935,567 shares of Class B common stock outstanding. In calculating the aggregate number of shares and percentages owned by all directors and executive officers as a group, which includes shares owned by persons not named in this table, we counted each share only once.

STOCK BENEFICIALLY OWNED BY DIRECTORS AND EXECUTIVE OFFICERS AS OF APRIL 30, 2018

| Name[1] | Class A Common Stock[2][3] Voting or Investment Power | | | | Class B Common Stock[2][3] Investment Power | | | |
	Sole	Shared	Total	% of Class	Sole	Shared	Total	% of Class
Patrick Bousquet-Chavanne	—	—	—	*	66,665	—	66,665	*
Campbell P. Brown[4]	3,917,120	—	3,917,120	2.3%	2,543,232[5][6]	90	2,543,322	*
Geo. Garvin Brown IV[4]	3,696,227	18,012	3,714,239	2.2%	2,562,872[7]	11,935	2,574,807	*
Stuart R. Brown	1,418,624	—	1,418,624	*	478,460	9,097	487,557	*
Bruce L. Byrnes	—	—	—	*	—	—	—	*
John D. Cook	—	—	—	*	37,184	—	37,184	*
Marshall B. Farrer[4]	—	—	—	*	36,196	—	36,196	*
Laura L. Frazier	426,470	—	426,470	*	677,414	—	677,414	*
Kathleen M. Gutmann	—	—	—	*	—	—	—	*
Augusta Brown Holland[4]	1,289,823	487,528	1,777,351	1.1%	646,356[8]	256,894	903,250	*
Jill A. Jones	51,675	—	51,675	*	171,003[6]	368	171,371	*
Mark I. McCallum	46,627	—	46,627	*	251,224	—	251,224	*
Jane C. Morreau	23,770	—	23,770	*	202,801	—	202,801	*
Michael J. Roney	—	—	—	*	—	—	—	*
Tracy L. Skeans	—	—	—	*	—	—	—	*
Michael A. Todman	—	—	—	*	—	—	—	*
Paul C. Varga	500,744	—	500,744	*	1,199,596	—	1,199,596	*
Lawson E. Whiting	2,900	—	2,900	*	99,646	—	99,646	*
All Directors and Executive Officers as a Group (24 persons, including those named above)[9]	11,418,424	505,540	11,923,964[10]	7.1%	9,734,282	278,384	10,012,666[11]	3.2%

* Represents less than 1% of the class.

(1) The address for each person named in the table is 850 Dixie Highway, Louisville, Kentucky 40210.

(2) Based upon company information, information furnished to Brown-Forman by the named persons, and information contained in filings with the SEC. Under SEC rules, a person is deemed to beneficially own shares over which the person has or shares voting or investment power or as to which the person has the right to acquire beneficial ownership within 60 days (including shares underlying options or stock appreciation rights that are exercisable within 60 days).

(3) Includes the following Class B SSARs that are currently exercisable or that will become exercisable on or before June 29, 2018 (60 days after April 30, 2018). Class A and B DSUs, which vest over the course of the Board Year and are paid out following a six-month waiting period (as defined under "Director Compensation" beginning on page 21), are not included in the main table. Performance-based restricted Class A and Class B common stock reflected below was issued on June 1, 2018, and also is not included in the main table.

| | Class A | | Class B | | |
| | Restricted Stock | Deferred Stock Units | Restricted Stock | SSARs | Deferred Stock Units |
Name					
Patrick Bousquet-Chavanne	—	18,541	—	—	18,204
Campbell P. Brown	—	—	—	5,093	—
Geo. Garvin Brown IV	—	19,033	—	12,007	4,755
Bruce L. Byrnes	—	12,322	—	—	11,887
John D. Cook	—	19,918	—	12,188	18,548
Marshall B. Farrer	—	—	—	29,747	—
Kathleen M. Gutmann	—	2,690	—	—	672
Augusta Brown Holland	—	5,796	—	—	1,448
Jill A. Jones	7,902	—	1,975	111,261	—
Mark I. McCallum	5,997	—	1,499	226,176	—
Jane C. Morreau	8,396	—	2,098	188,794	—
Michael J. Roney	—	15,931	—	—	3,980
Michael A. Todman	—	10,786	—	—	2,695
Paul C. Varga	29,631	—	7,404	746,246	—
Lawson E. Whiting	4,233	—	1,058	98,922	—

(4) Campbell P. Brown, Geo. Garvin Brown IV, Marshall B. Farrer, and Augusta Brown Holland do not hold voting power over any shares of Class A common stock. Each holds sole or shared investment power over the shares of Class A common stock presented in the table.

(5) Includes 150,000 shares of Class B common stock pledged as security.

(6) Includes Class B common stock held in the 401(k) plan as of the close of business on April 30, 2018, as follows: Campbell P. Brown, 21,240 shares; Jill A. Jones, 15,296 shares.

(7) Includes 991,114 shares of Class B common stock pledged as security.

(8) Includes 66,500 shares of Class B common stock pledged as security.

(9) "All Directors and Executive Officers as a Group" includes 24 individuals, including those directors and officers named in the table. In calculating the aggregate number of shares and percentages owned by all directors and executive officers as a group, each share is counted only once.

(10) Directors and executive officers as a group hold 105,017 Class A DSUs, which are not included in the main table.

(11) Includes 2,078,837 Class B SSARs held by all directors and executive officers as a group that are exercisable on or before June 29, 2018 (60 days after April 30, 2018). Directors and executive officers as a group hold 62,189 Class B DSUs, which are not included in the main table.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our executive officers, directors, and "beneficial owners" of more than 10% of our Class A common stock to file stock ownership reports and reports of changes in ownership with the SEC. Based on a review of those reports and written representations from the reporting persons, we believe that during fiscal 2018, all transactions were reported on a timely basis.

Pay Ratio Disclosure

CEO PAY RATIO

The Dodd-Frank Wall Street Reform and Consumer Protection Act requires us to disclose the ratio between the annual total compensation of our CEO and the annual total compensation of our "median employee."

In fiscal 2018, the annual total compensation for our CEO, Mr. Varga, was $8,826,735, as disclosed in the Fiscal 2018 Summary Compensation Table on page 40. In order to determine the annual total compensation of our median employee, Brown-Forman utilized the following approach:

• Identified our global employee population as of February 1, 2018.
• Compared payroll data of our global employee population using a consistently applied compensation measure of base salary (including overtime) and holiday bonus paid to our employees during the most recent tax year of January 1, 2017 to December 31, 2017.
• Used Estimated Compensation to identify the median employee.
• Calculated the annual total compensation of our median employee in accordance with SEC rules.

In identifying our median employee, we did not utilize material estimates, statistical sampling, or assumptions. Following the above methodology, our median employee for fiscal 2018 received an annual total compensation of $60,555. Consequently, the ratio between the compensation for our CEO and the compensation for our median employee in fiscal 2018 was 146-to-1.

Brown-Forman believes it is important to follow SEC rules to ensure full compliance. However, given the impact of company performance on CEO pay, combined with employee demographics, varying competitive pay practices, and SEC rules that provide wide flexibility on how a company may calculate its pay ratio, we believe it is important to note that our reported ratio may not have been calculated in the same manner as the ratios disclosed by other companies. As a result, these ratios may not be a useful basis for comparison. Additional details on our compensation philosophy, objectives, and the decisions of our Compensation Committee may be found in our "Compensation Discussion and Analysis" beginning on page 24.

Audit Matters

This section contains a report of the Audit Committee of the Board of Directors. It also explains the role of the Audit Committee and sets forth the fees paid to our independent registered public accounting firm.

REPORT OF AUDIT COMMITTEE

The Audit Committee is responsible for overseeing the integrity of the Company's financial statements on behalf of the Board. Management is responsible for establishing and maintaining the Company's internal controls, for preparing the financial statements, and for the public financial reporting process. The Company's internal audit function is responsible for preparing and executing an annual internal audit plan under the supervision of the Director of Internal Audit, who is accountable to the Audit Committee. The independent registered public accounting firm is responsible for performing an audit of the Company's financial statements in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB) and for issuing a report on its audit. The independent registered public accounting firm also reports on the effectiveness of the Company's internal control over financial reporting. The Audit Committee reviews the work of management in respect of these matters and has direct responsibility for retaining, compensating, and overseeing the independent registered public accounting firm on behalf of the Board.

On behalf of the Board, the Audit Committee retained PricewaterhouseCoopers LLP (PwC) as the independent registered public accounting firm to audit the Company's consolidated financial statements and the effectiveness of the Company's internal control over financial reporting for fiscal 2018. The Audit Committee reviewed and discussed with management and PwC the audited financial statements as of and for the fiscal year ended April 30, 2018. In addition, the Audit Committee reviewed and discussed, with management, management's assessment of the effectiveness of the Company's internal control over financial reporting and, with PwC, PwC's evaluation of the Company's system of internal controls. These discussions included meetings with PwC without representatives of management present, and executive sessions with the Director of Internal Audit.

The Audit Committee discussed with PwC matters required to be discussed by Auditing Standard No. 1301, as adopted by the PCAOB. PwC provided the Audit Committee with the written disclosures and the letter required by the PCAOB for independent auditor communications with audit committees concerning independence, and the Audit Committee discussed with PwC the firm's independence and ability to conduct the audit. The Audit Committee has determined that PwC's provision of audit and non-audit services to the Company is compatible with maintaining auditor independence.

Based on the foregoing, the Audit Committee recommended to the Board that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended April 30, 2018.

AUDIT COMMITTEE
Michael A. Todman, Chair
Bruce L. Byrnes
Kathleen M. Gutmann
Tracy L. Skeans

FEES PAID TO INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The following table presents the fees Brown-Forman incurred for the professional services provided by PwC for fiscal years 2017 and 2018. All such fees were pre-approved by the Audit Committee in accordance with the policy described below.

	Fiscal Years	
	2017	2018
Audit Fees	$2,241,000	$2,417,000
Audit-Related Fees	163,000	230,000
Tax Fees	637,000	613,000
All Other Fees	3,000	3,000
Total	**$3,044,000**	**$3,263,000**

Audit Fees

This category consists of the audit of Brown-Forman's annual financial statements included in the Annual Report on Form 10-K, attestation services relating to the report on internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, review of interim financial statements included in quarterly reports on Form 10-Q, services normally provided in connection with statutory and regulatory filings or engagements, and statutory audits required by foreign jurisdictions.

Audit-Related Fees

This category consists principally of fees related to the audits of employee benefit plans. For fiscal 2018, this category also included fees for assurance and related services that are reasonably related to the audit or review of Brown-Forman's financial statements but are not included in the Audit Fees category, such as assistance with interpretation of accounting standards.

Tax Fees

This category consists principally of fees related to tax compliance, planning, and transfer pricing services.

All Other Fees

This category consists of fees for an accounting research subscription.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

It is the policy of the Audit Committee to pre-approve all audit services and permitted non-audit services (including an estimate of the fees or a range of fees) to be performed for Brown-Forman by its independent registered public accounting firm, subject to the *de minimis* exception for non-audit services described in the Securities Exchange Act of 1934. The Audit Committee pre-approved the fiscal 2018 audit and non-audit services provided by PwC. The non-audit services approved by the Audit Committee also were reviewed to ensure compatibility with maintaining PwC's independence. The Audit Committee has delegated to its Chair the authority to pre-approve proposed audit and non-audit services that arise between meetings, with the understanding that any such decision will be reviewed at the next scheduled Audit Committee meeting. During the approval process, the Audit Committee considers the potential impact of the type of service on the independence of the registered public accounting firm. Services and fees must be deemed compatible with the maintenance of the registered public accounting firm's independence, including compliance with SEC rules and regulations. The Audit Committee may not delegate to management the Audit Committee's responsibility to pre-approve permitted services of our independent registered public accounting firm. Throughout the year, the Audit Committee reviews any revisions to the estimates of fees initially approved.

The Audit Committee has adopted other policies in an effort to ensure the independence of our independent registered public accounting firm. The Audit Committee must pre-approve PwC's rendering of personal financial and tax advice to any of Brown-Forman's designated executive officers. In addition, the Audit Committee has a policy that limits Brown-Forman's ability to hire certain current and former employees of our independent registered public accounting firm.

APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed PwC to serve as our independent registered public accounting firm for the fiscal year ending April 30, 2019. Through its predecessor Coopers & Lybrand L.L.P., PwC has served as Brown-Forman's auditor continuously since 1933. A representative of PwC will attend the Annual Meeting, will have an opportunity to make a statement, and will be available to respond to appropriate questions. We know of no direct or material indirect financial interest that PwC has in Brown-Forman or any of our subsidiaries, or of any connection between Brown-Forman or any of our subsidiaries with PwC in the capacity of promoter, underwriter, voting trustee, director, officer, or employee.

Other Information

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Person Transactions

Rules and policies. SEC regulations require disclosure of certain transactions between Brown-Forman and a "related person." For purposes of these regulations, a "related person" generally includes any individual who was a director or executive officer at any time during the last fiscal year, a director nominee, a beneficial owner of more than 5% of our voting securities, and any immediate family member of any such person. To ascertain information regarding related person transactions, Brown-Forman has asked each director, director nominee, executive officer, and more than 5% beneficial owner to disclose any company transaction with a related person since May 1, 2017, or any such proposed transaction. In accordance with our Related Person Transactions Policy, the Audit Committee is responsible for reviewing, and if appropriate, approving or ratifying related person transactions. The Audit Committee reviewed and approved all such transactions for fiscal 2018.

Employment of related persons. As a family-controlled company, we employ individuals who are considered "related persons" under SEC regulations. As of April 30, 2018, we employed two individuals—Campbell P. Brown and Marshall B. Farrer—who are directors of the company. Each of these employees is compensated in a manner consistent with our employment and compensation policies applicable to all employees. The aggregate amount of compensation paid to each of these employees during fiscal 2018 was: Campbell P. Brown $487,657 and Marshall B. Farrer $483,787.

Other transactions. None.

Compensation Committee Interlocks and Insider Participation

No member of the Compensation Committee is or has been an officer or employee of Brown-Forman, and no executive officer of Brown-Forman has served on the compensation committee or board of any company that employed any member of our Compensation Committee or Board of Directors either during fiscal 2018 or as of the date of this Proxy Statement.

Other Proposed Action at the Meeting

As of June 26, 2018, we know of no additional business that will come before the meeting. If any other matters are properly presented for voting at the Annual Meeting, the proxies will be voted on those matters as the Board may recommend, or, in the absence of a recommendation, in accordance with the judgment of the proxy holders.

STOCKHOLDER PROPOSALS FOR THE 2019 ANNUAL MEETING

To be considered for inclusion in the Proxy Statement for the 2019 Annual Meeting of Stockholders, stockholder proposals must be sent to 850 Dixie Highway, Louisville, Kentucky 40210, no later than February 26, 2019. Proposals should be sent to the attention of Matthew E. Hamel, our Secretary, and must comply with SEC requirements related to the inclusion of stockholder proposals in company-sponsored proxy materials. Any notice of a proposal submitted outside the process of Securities Exchange Act Rule 14a-8 that a stockholder intends to bring at our 2019 Annual Meeting of Stockholders should be submitted by May 12, 2019, and the proxies solicited by us for our 2019 Annual Meeting will confer discretionary authority to vote on any such matters without a description of them in the Proxy Statement for that Annual Meeting.

By Order of the Board of Directors
MATTHEW E. HAMEL
Secretary

Louisville, Kentucky
June 26, 2018

Appendix A

NON-GAAP FINANCIAL MEASURES

We use some financial measures in this Proxy Statement that are not measures of financial performance under U.S. generally accepted accounting principles (GAAP). These non-GAAP measures, defined below, should be viewed as supplements to (not substitutes for) our results of operations and other measures reported under GAAP. Other companies may not define or calculate these non-GAAP measures in the same way.

"Underlying change" in income statement measures. We present changes in certain income statement measures, or line items, that are adjusted to an "underlying" basis. We use "underlying change" for underlying operating income. To calculate these measures, we adjust, as applicable, for (a) acquisitions and divestitures, (b) foreign exchange, (c) estimated net changes in distributor inventories, and (d) the establishment of our charitable foundation. We explain these adjustments below.

- **"Acquisitions and divestitures."** This adjustment removes (a) any non-recurring effects related to our acquisitions and divestitures (e.g., transaction gains or losses, transaction costs, and integration costs), and (b) the effects of operating activity related to acquired and divested brands for periods not comparable year over year (non-comparable periods). By excluding non-comparable periods, we therefore include the effects of acquired and divested brands only to the extent that results are comparable year over year.

  In fiscal 2016, we sold our Southern Comfort and Tuaca brands and related assets to Sazerac Company, Inc. and entered into a related transition services agreement (TSA). During fiscal 2017, we completed our obligations under the TSA. This adjustment removes the net sales, cost of sales, and operating expenses recognized in fiscal 2017 pursuant to the TSA related to contract bottling services and distribution services in certain markets.

  On June 1, 2016, we acquired The BenRiach Distillery Company Limited (BenRiach). This adjustment removes (a) transaction and integration costs related to the acquisition and (b) operating activity for the acquired business for the non-comparable period. With respect to comparisons of fiscal 2017 to fiscal 2016, the non-comparable period comprised all months; with respect to comparisons of fiscal 2018 to fiscal 2017, the non-comparable period is the month of May.

- **"Foreign exchange."** We calculate the percentage change in our income statement line items in accordance with GAAP and adjust to exclude the cost or benefit of currency fluctuations. Adjusting for foreign exchange allows us to understand our business on a constant-dollar basis, as fluctuations in exchange rates can distort the underlying trend both positively and negatively. (In this Proxy Statement, "dollar" always means the U.S. dollar.) To eliminate the effect of foreign exchange fluctuations when comparing across periods, we translate current-year results at prior-year rates and remove foreign exchange gains and losses from current- and prior-year periods.

- **"Estimated net change in distributor inventories."** This adjustment refers to the estimated net effect of changes in distributor inventories on changes in our income statement line items. For each period compared, we use volume information from our distributors to estimate the effect of distributor inventory changes on our income statement line items.

- **"Foundation."** In the fourth quarter of fiscal 2018, we established the Brown-Forman Foundation with an initial $70 million contribution to support the company's charitable giving program in the communities where our employees live and work. This adjustment removes the initial $70 million contribution to the foundation from our underlying selling, general, and administrative expenses and underlying operating income to present our underlying results on a comparable basis.

We use the non-GAAP measures "underlying change": (a) to understand our performance from period to period on a consistent basis; (b) to compare our performance to that of our competitors; (c) in connection with management incentive compensation calculations; (d) in our planning and forecasting processes; and (e) in communications concerning our financial performance with the board of directors, stockholders, and investment analysts. We have provided reconciliations of the non-GAAP measures adjusted to an "underlying" basis to their nearest GAAP measures in the following table and have consistently applied the adjustments within our reconciliations in arriving at each non-GAAP measure.

RECONCILIATION OF NON-GAAP UNDERLYING CHANGES

RECONCILIATION OF UNDERLYING OPERATING INCOME GROWTH (NON-GAAP) TO REPORTED OPERATING INCOME GROWTH (GAAP)

Fiscal year ended April 30,	Percentage change versus prior fiscal year				
	2014	**2015**	**2016**	**2017**	**2018**
Change in reported operating income (GAAP)	8%	6%	49%	(35)%	5%
Acquisitions and divestitures	—	—	(46)%	35%	—
Foundation	—	—	—	—	7%
Foreign exchange	—	6%	4%	4%	(2)%
Estimated net change in distributor inventories	3%	(3)%	1%	3%	(2)%
Change in underlying operating income (non-GAAP)	11%	9%	8%	7%	8%



Our Priorities

When we look holistically across the landscape of social, environmental, and economic issues to evaluate where we should focus our resources, we have identified four major priorities:

ALCOHOL RESPONSIBILITY

Encouraging responsible drinking through moderate consumption of our products in a way that brings social enjoyment rather than harm

ENVIRONMENTAL SUSTAINABILITY

Positively influencing regenerative management practices for water, energy, and other resources that we use to make our products

OUR PEOPLE

Fostering talent, and valuing diversity, creativity, commitment, and expertise of our employees enables us to grow and endure

COMMUNITY RELATIONS

Contributing our time, talent, and resources to the communities to which we belong so that they are better places to live and work





BROWN-FORMAN

850 DIXIE HIGHWAY, LOUISVILLE, KENTUCKY 40210 | BROWN-FORMAN.COM

